DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

March 16, 2006

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 64105

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/16/2006

Re: Exxon Mobil Corporation
Incoming letter dated January 13, 2006

Dear Mr. Parsons:

This is in response to your letter dated January 13, 2006 concerning the shareholder proposal submitted to Exxon Mobil by the Domestic and Foreign Missionary Society of the Episcopal Church, the Church Pension Fund, and the Benedictine Sisters of Mount St. Scholastica. We also have received a letter on the proponents' behalf dated March 5, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: The Domestic and Foreign Missionary Society of the Episcopal Church
The Church Pension Fund
The Benedictine Sisters of Mount St. Scholastica
c/o Harry Van Buren
The Domestic and Foreign Missionary Society of the Episcopal Church
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

34088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 13, 2006

VIA NETWORK COURIER
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of shareholder proposal requesting report on community accountability

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Domestic and Foreign Missionary Society of the Episcopal Church, as well as co-filers, and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. ExxonMobil intends to omit the proposal from the proxy material for the meeting for the reasons given below. To the extent this letter raises legal issues, this letter is my opinion as Counsel for ExxonMobil.

Proposal has already been substantially implemented.

ExxonMobil agrees with the proponent that corporations must be accountable for the environmental and other impacts of their activities on the communities that host their facilities. As the proposal notes, no corporation can operate without the resources that local communities provide. We take our responsibility to the communities that host our facilities seriously, recognizing that the company's success, and the long-term welfare of our shareholders, is inextricably linked with the long-term success of the communities where we do business and the relationships we build in those communities.

This is particularly true in our industry, where projects tend to have long development times and long productive lives. This makes long-term successful engagement with the community a key factor in our business. Our business also involves environmental, health, and safety challenges that must be managed with robust and consistent systems and procedures.

Recognizing the importance of community engagement to our business and the desirability of keeping our shareholders and other concerned members of the public well informed on these issues, we have for several years published a report that covers the matters requested by the proposal. We call this report our Corporate Citizenship Report ("CCR"). The most recent edition of the CCR was published in April of 2004 and is attached as Exhibit 2.

In an ongoing effort to improve communication and address areas of importance to the company and its stakeholders, we regularly update and enhance the CCR. A new edition is currently under development with publication targeted for mid-year 2006.

The CCR is available on ExxonMobil's website at www.exxonmobil.com. Printed copies are available on request to shareholders and any other interested person free of charge.

The proposal requests a report addressing three particular aspects of community accountability. The CCR substantially implements each point as described in more detail below.

1. Emission and Environmental Impact Reporting. The CCR contains specific, detailed disclosure, broken down by industry segment where applicable, of ExxonMobil's emissions and environmental performance in key areas, including year-on-year comparisons. For example, we report our greenhouse gas emissions on both an absolute and normalized basis (p. 17); flaring from worldwide oil and gas production (p. 19); emissions of sulfur dioxides, nitrogen oxides, and volatile organic compounds (p. 20); marine spills (p. 26); non-marine spills (p. 27); and a breakdown by type of investment of our 2004 social investments (pp. 56-57).

Given that ExxonMobil operates or manages hundreds of different kinds of facilities and projects around the world, it is not practicable to provide a complete, case-by-case description of the manner in which we make emission and environmental impact information available to local stakeholders for every single facility and project. However, we believe the CCR does a good job explaining in detail our consistent overall approach to these issues (see further discussion with respect to item 2 of the shareholder proposal below). The CCR then illustrates the effectiveness of our approach to these issues by giving numerous specific examples of our policies in practice.

With respect to emission reporting and reduction, for example, site-specific examples described in the CCR include:

- Improved technology for manufacturing synthetic rubber resulting in a more than 80% reduction in air emissions, wastewater, and solid waste, as well as at least a 50% reduction in energy use, at our Baton Rouge, Louisiana facilities;
- Participation by ExxonMobil's five Houston-area manufacturing plants in an industry workgroup that teamed with the Texas Commission on Environmental Quality on a new project called the Environmental Monitoring and Response System (EMRS). EMRS uses both industry and agency monitors to provide real-time alerts on highly reactive volatile organic compound levels so that a response can be initiated prior to the creation of ozone;
- Reduction of nitrous oxide emissions by 60% over three years through recycling of gas turbine exhaust at our facility in Fife, Scotland;
- Our receipt of a First Place Gulf Guardian Award, in connection with which a spokesman for the U.S. EPA cited ExxonMobil among others for "collaborative environmental efforts leading to neighborhood solutions that transcend political boundaries" (p. 21); and
- Our alliance with Earth 911, a nonprofit environmental information network, to promote community-specific environmental information to the public and to local, state, and federal government agencies in the United States and Canada to promote environmental protection through motor-oil recycling (p. 28).

2. Integration of community environmental accountability into ExxonMobil's current code of conduct and ongoing business practices. ExxonMobil's worldwide efficiency and operational excellence is built on robust and consistent business practices and programs. Community environmental engagement and accountability are key to our environmental management processes. Community engagement begins at the very beginning of a project and continues through the project's life, which as noted can be quite long in our business. This dialogue provides us an opportunity to hear local concerns, as well as share mitigation efforts and operating plans to avoid negative environmental impacts.

The CCR presents a comprehensive report to shareholders on these matters, first by describing our processes in general and then by providing numerous specific examples of those processes as applied in particular community situations.

To lay the groundwork for an understanding of ExxonMobil's integration of community environmental accountability into our code of conduct and standard business practices, the CCR describes ExxonMobil's core Standards of Business Conduct (SBC), built on 16 foundation policies. The SBC underlies everything we do (pp. 4-5).

The CCR then describes how environmental management and community accountability policies are integrated into the core SBC.

As described beginning on page 14, environmental management is conducted through our Operations Integrity Management System (OIMS), which consists of the 11 elements described in the CCR. As detailed on page 15, our OIMS practices include an Environmental Business Planning (EBP) process to enhance environmental performance. EBP is a process used across ExxonMobil to systematically identify and integrate environmental improvement initiatives into the business planning process. Each operating unit is required to establish, implement, and maintain documented environmental objectives and to manage progress by updating plans and strategies as needed. Results are measured and monitored through consistently defined Environmental Performance indicators applied throughout ExxonMobil's global operations. As detailed on page 15, these indicators include:

- Energy efficiency at chemical plants and refining facilities;
- Greenhouse gas and other air emissions;
- Spills to water and land;
- Waste; and
- Operating permit compliance.

For new projects and developments, environmental impact assessments are conducted that review factors such as community concerns, sensitive environmental habitats, and future regulatory developments. The assessment results are then integrated into decision making. Actual performance and the results of the worldwide Environmental Business Planning processes are reviewed by the Management Committee, as well as the Public Issues Committee of the Board (consisting solely of independent directors) and the full Board of Directors. See page 16.

The effectiveness of our EBP process within OIMS is attested by Lloyd's Register Quality Assurance, which, as cited on page 15, found our programs to be consistent with ISO 14001 Environmental Management Systems Standards. As Lloyd's stated:

> "At the locations visited, individuals at all levels demonstrated a high degree of personal commitment to OIMS implementation and environmental care. The integration of Environmental Business Plans into the annual planning cycle has strengthened the process for continual improvement of the Corporation's environmental performance."

Other specific processes and planning activities designed to integrate community concerns and local impact reduction into our regular business processes include:

- Our emergency response preparedness program described on pages 27 and 28, which includes emergency simulation drills;

- Waste reduction and recycling programs described on page 28 (highlighting by way of example the innovative water treatment program developed at our Fife Ethylene Plant in the United Kingdom);
- Our Exposure Assessment Strategy described on page 33, which represents our systematic approach to assessing and reducing workplace health hazards through a consistent worldwide approach; and
- The Strategic Health Management initiative (pioneered by ExxonMobil and now widely adopted in the energy industry), which provides a framework for incorporating workforce and community health considerations into development plans for major projects.

Also in 2004 we launched our IMPACT Enterprise project, a state-of-the-art tool that captures and analyzes near-misses and incidents for company-wide follow up (see p. 37).

A special section of the CCR (see p. 52) is also devoted to a discussion of our community engagement efforts, with specific reference to our global Best Practices in External Affairs Initiative launched in 2004. This initiative is designed to assist our operations and businesses in determining how to build, focus, and improve effectiveness and efficiency of external affairs. Guiding principles of the initiative include:

- Providing opportunities to create mutual understanding and respect through workforce involvement in the community;
- Engaging key audiences on an ongoing basis in open, forthright, and proactive dialogue and communication;
- Focusing community relations and creating realistic expectations by consulting communities in the design and implementation of external affairs programs;
- Engaging government officials regularly in dialogue; and
- Demonstrating leadership commitment to proactive external relationships.

Our local environmental assessment and community engagement efforts also include specific Environmental and Social Impact Assessments (ESIAs) as described on page 55. ESIAs are appraisals of the impact that oil and gas operations might have on the ecology and the societies of host countries, regions, and communities. These assessments include local, national, and international participants and are made available to these stakeholders as applicable on a project by project basis. ESIAs can be used at any stage of the industry life cycle. An ESIA identifies ways to mitigate any adverse environmental and social impacts and enhance positive ones, ensuring among other things that stakeholder views are incorporated and addressed throughout the project life cycle.

As we note on page 52, the business, country, and community context of every operation is unique. The measurement and assessment tools, metrics, and frameworks must be flexible rather than prescriptive so that each business can define and understand its goals and activities and establish local relationships to better understand needs, priorities, and concerns. Thus it is not practicable to describe the specific community engagement and environmental management steps taken at every business location around the world. At the same time, we recognize that a general discussion of community engagement processes will not be meaningful without discussion of specific representative cases. Thus, actual illustrations or examples of community engagement and accountability can be found on virtually every page of the CCR.

As noted on the inside front cover, the 2004 CCR for the first time includes an entire chapter titled "Focus on Citizenship," which presents detailed case studies illustrating the implementation of our approach to managing citizenship issues in a number of specific, diverse communities around the world, each of which presents different and unique project issues and local concerns.

Specifically, the Focus on Citizenship provides community engagement and accountability studies with respect to projects in Chad and Cameroon (p. 38); Qatar (p. 39); the Netherlands (p. 40); Sakhalin, Russia (p. 41); and Canada (p. 43).

3. Improving community health in disadvantaged communities. The emission reduction strategies discussed above with reference to item 1 of the proposal and the business practices and processes for increasing the company's local environmental accountability discussed above with reference to item 2 of the proposal, all of which are discussed in more detail in the CCR itself, demonstrate ExxonMobil's commitment to minimize to the greatest extent possible any negative local environmental impacts of its operations.

Our commitment to improving community health does not stop at our plant gates, however. ExxonMobil conducts business in over 200 countries around the world, which include a number of locations with serious local public health issues. As discussed above in this letter and in the CCR, we believe it is critical to our business success to help build strong local communities where we conduct our operations. In many cases, that requires efforts to improve the local health care system.

As we note on page 10 of the CCR, one of the key ways ExxonMobil helps improve health and environmental quality in a community, especially a disadvantaged community, is by carrying out our business of providing energy as efficiently as possible. Close to 80 percent of the energy demand increase we forecast to 2030 will occur in developing nations, where greater use of modern energy supplies will help raise living standards, enabling better health as well as education and productivity.

We further believe our active support for economic growth, especially in under-developed regions of the world, is the most lasting and important contribution we can make to a local community. We support local development through investment, employment, support for the rule of law, assistance with education and training, the transfer of knowledge and skills, and the purchase of local goods and services. When operating in communities that lack local capabilities, we work with governments and others to develop them. See page 54. Rising community living standards give a community the resources to develop and maintain a better local health care infrastructure and to devote resources to improving overall local environmental conditions.

Efforts to mitigate any negative health impacts of our own products or operations are managed through the processes described under "Product Health Assurance" on page 33 of the CCR. As noted, it is our practice to:

- Identify and manage risks associated with our products and not manufacture or sell products when it is not possible through proper design, procedures, and practices to provide an appropriate level of safety for people and the environment;
- Specify precautions required in the handling, transport, use, and disposal of our products and take reasonable steps to community theses precautions to those who may be affected;
- Comply with all applicable laws and regulations and apply responsible standards in areas where laws and regulations do not exist;
- Work with government agencies and others, as appropriate, to develop responsible laws, regulations, and standards based on sound science and consideration of risk;
- Identify and control potentially adverse health, safety, and environmental effects as priority considerations in the planning and development of products;
- Conduct and support research to extend knowledge about the health, safety, and environmental effects of our products, promptly apply significant findings, and, as appropriate, share them with our employees, contractors, customers, the scientific community, government agencies, and the public; and
- Review and evaluate our operations to measure progress and to foster compliance with this policy.

In addition to the broad contributions we make to improving local health and environmental standards by increasing the availability of modern energy and spurring local economic development, as well as our programs for reducing potential negative health impacts from our own products or operations, we also carry out targeted initiatives around the world to improve local health.

Examples noted in the CCR include:

- Pioneering technology to reduce sulfur in gasoline;
- Taking a leading role in the effort to eliminate leaded gasoline in sub-Saharan Africa, which has grown into the Partnership for Clean Fuels and Vehicles, a worldwide effort to promote lead phase-out and lower-sulfur fuels;
- Research in advanced fuels and vehicle systems to improve fuel efficiency and emissions performance (see pp. 23-25);
- Conceiving and initiating an aloe vera production program in Venezuela to provide sustainable agricultural training and assistance to enable families to produce this cash crop;
- Support for establishment of the first eco-tourism information research center in our commercial capital in Kazakhstan;
- The Esso-Mamiraua Environmental Education Program in Brazil, established in 2004, focusing on biodiversity in protected areas of the Amazon region;
- Support for the Leuser Ecosystem Foundation, which protects 2.6 million hectares of a critical ecosystem in Indonesia (p. 23);
- Development of cyclic steam stimulation techniques to reduce water use and preserve water quality at our Alberta oil sands operation in Canada (p. 25);
- Our workplace-based Malaria Control Program (see pp. 33-34), which requires workers and contractors in malaria prone regions to carry out a four-step strategy: A - awareness; B - bite prevention; C - anti-malaria medication; and D - early diagnosis and treatment;
- Establishing an Africa Health Initiative to support and centrally fund activities to improve prevention, control and treatment of malaria (see pp. 34-35), through which we have spent more than $10 million since the program's inception in 2001 and invested $5 million in 2004 alone for 24 grants. These include on-the-ground community activities specific to nine African countries as well as international research and development programs;
- Serving as one of two private-sector representatives on the Board of Roll Back Malaria, a global partnership founded by WHO, the United Nations Development Program, and the World Bank (p. 34);
- Partnering with the U.S. Agency for International Development to jointly finance a project called "Partnership for Child Health" in Astana, Kazakhstan, aimed at improving the health of more than 30,000 children under the age of 5 through a strategy called Integrated Management of Childhood Illnesses; and
- Initiating a comprehensive workplace program known as StopAIDS to help address the devastating HIV/AIDS pandemic and its potential impact on our workforce (p. 37).

The bottom line, as we believe the actions reported in the CCR and summarized in this letter make clear, is that ExxonMobil takes its environmental community accountability obligations seriously, and already provides extensive reporting on these efforts. The updated and enhanced 2006 CCR will be no less comprehensive than the current CCR and is expected to be issued later this year. However, we believe the current CCR more than substantially implements the shareholder proposal and that the proposal may therefore be excluded under Rule 14a-8(i)(10). See ConAgra Foods, Inc. (available June 20, 2005), Albertson's Inc. (available March 23, 2005), and Lowe's Companies, Inc. (available March 21, 2005) (proposals requesting disclosure of social, environmental, and economic performance through issuance of sustainability reports substantially implemented where issuer already prepares and publishes this type of report).

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence please contact Lisa Bork at 972-444-1473. A copy of this letter and enclosures is being sent to the proponent and co-proponents. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and enclosures.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Ms. Margareth Crosnier de Bellaistre
Director of Investment Management and Banking
The Episcopal Church
815 Second Avenue
New York, NY 10017-4503

Co-Proponents:

Mr. Barton T. Jones
Senior Vice President
General Counsel & Secretary
Church Pension Group
445 Fifth Avenue
New York, NY 10016
Fax: 212-592-9428

Ms. Rose Marie Stallbaumer, OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 South 8th Street
Atchison, KS 66002
Fax: 913-360-6190

EXHIBIT 1

THE EPISCOPAL CHURCH

THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY
OF THE PROTESTANT EPISCOPAL CHURCH IN THE UNITED STATES OF AMERICA

VIA FEDERAL EXPRESS

December 8, 2005

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 12 2005
Routed For Action to: RSH
Informational Copy to:

Lee R. Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

The Domestic and Foreign Missionary Society of the Episcopal Church ("Episcopal Church") is the beneficial owner of 100 shares of ExxonMobil common stock (held for the Society by Quick & Reilly).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have ethical responsibilities to the communities that host their facilities.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which requests that the company's board of directors report on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates, for consideration at the 2006 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Church has held at least $2,000 in ExxonMobil shares for the past year, and will hold at $2,000 in such shares through the 2006 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, Staff Consultant of the Society's Social Responsibility in Investments Program, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Margareth Crosnier de Bellaistre

Margareth Crosnier de Bellaistre
Director of Investment Management and Banking

SHAREHOLDER PROPOSAL
DEC 12 2005
NO. OF SHARES -0-
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved, that the shareholders request the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

We believe that corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Communities are often the forgotten stakeholders in terms of corporate activities and impact. Many corporations, for example, have improved their social performance with regard to employees. We believe that corporations can and should do better with regard to treating local-community stakeholders more fairly.

There is increasing interest in better measuring and understanding corporate effects on local communities, including how corporations can use reporting to hold themselves accountable to local communities. Corporations are already required to collect environmental data, like the federal government's Toxic Release Inventory. But this data is not always available to *communities* in a timely, easy-to-understand format. Groups like CERES (Coalition for Environmentally Responsible Economies) are developing facility-level reporting regimes that we believe represent an evolution in terms of how corporations are responsible and responsive to community stakeholders. We also believe that integration of community accountability into corporate practices—including codes of conduct—is consistent with good environmental management.

There is also more and more attention being given to the adequacy of environmental impacts on corporate financial statements, in large part driven by the demands of the Sarbanes-Oxley Act of 2002. We think that the kind of report requested in this resolution can not only help corporations better respond to the demands of Sarbanes-Oxley, but also reduce the likelihood that current corporate behavior will have negative financial consequences in the future that will have to be reported to shareholders. Simply put, good community relations—especially with regard to the environment—make financial sense.

Finally, the proponents of this resolution are particularly concerned about the effects of corporate activities on poor communities and communities of color. The report requested in this resolution would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 16, 2005

VIA UPS - OVERNIGHT DELIVERY

Ms. Margareth Crosnier de Bellaistre
Director of Investment Management and Banking
The Episcopal Church
815 Second Avenue
New York, NY 10017-4503

Dear Ms. de Bellaistre:

This will acknowledge receipt of the proposal concerning community environmental impact, which you have submitted on behalf of The Episcopal Church in connection with ExxonMobil's 2006 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 8, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 8, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers of this proposal and in light of the recent SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We hope that a withdrawal of this proposal will occur and are thus interested in discussing this proposal with you. We will contact you in the near future.

Sincerely,

Enclosure

c: Mr. Harry Van Buren

Banc of America
Investment Services, Inc.

767 5th Avenue, Seventh Floor
New York, NY 10153

December 27, 2005

Dear Mr. Van Buren,

Please find enclosed, a copy of the Positions Summary for the account L93-138800 confirming the current holdings of ExxonMobil.

Also enclosed are copies of the investment activity for the last verifying no trades (buys or sales) being executed to add to or reduce either position over the past year.

Sincerely Yours,

Ryan Cook
Assistant Administrative Manager
767 Fifth Avenue, 7th Floor
New York, NY 10153
Phone: 646-735-4209
Fax : 646-735-4200
Email : ryan.cook@bankofamerica.com

YEND YEAR END INVESTMENT ACTIVITIES 12/27/05 11:05

BR: 102 ACCT: 67062 TAX YEAR 05

CUSIP/ SECURITY	DESCRIPTION	DATE	TYPE OF ACTIVITY	PRICE/ QTY	AMOUNT/ W/H AMT
172967101	CITIGROUP INC	03/01	SOLD	48.05	9807.42
C007878				205	.00
184502102	CLEAR CHANNEL COMMUNICATIONS	03/08	SOLD	33.49	1966.83
C453903	INC			60	.00
369604103	GENERAL ELECTRIC CO	01/03	SOLD	36.58	3934.62
G136114				109	.00

LAST TRANSACTION PF11:EXIT PF12:MENU

NEW REQ: BR-AC: 102 67062 SEC/CUSIP/SYM: PF4:N/A PA1:NEXT PA2:PREV

A:A-SUM S:S-SUM D:DIV I:INT N:NON-R B:INVST-ACT M:MISC H:DIST O:OID

YEPR YEAR END INVESTMENT ACTIVITIES 12/27/05 11:09

BR: 102 ACCT: 67062 TAX YEAR 04

CUSIP/ SECURITY	DESCRIPTION	DATE	TYPE OF ACTIVITY	PRICE/ QTY	AMOUNT/ W/H AMT
30231G102	EXXON MOBIL CORP	06/28	SOLD	44.26	1019.71
E005207				24	.00
30231G102	EXXON MOBIL CORP	10/14	BOUGHT	48.58	4910.50
E005207				100	.00
313586109	FANNIE MAE	01/13	SOLD	71.24	954.81
F137612	(FEDERAL NATL MTG ASSN)			14	.00
31410H101	FEDERATED DEPARTMENT STORES	10/14	SOLD	45.4	4487.39
F155352	INC-DEL			100	.00
316773100	FIFTH THIRD BANCORP	10/14	SOLD	49.78	4925.38
F236159				100	.00
319963104	FIRST DATA CORP	10/14	SOLD	40.35	8017.31
F227659				200	.00
35687M206	FREESCALE SEMICONDUCTOR INC	12/15	CIL		.69
F007488	CL B				.00
375766102	GILLETTE CO	03/08	SOLD	39.32	272.04
G300640				8	.00

PF11:EXIT PF12:MENU

NEW REQ: BR-AC: 102 67062 SEC/CUSIP/SYM: 30231G102 PF4:N/A PA1:NEXT PA2:PREV

A:A-SUM S:S-SUM D:DIV I:INT N:NON-R B:INVST-ACT M:MISC H:DIST O:OID

CHURCH PENSION GROUP
Serving the Episcopal Church and Its People

Barton T. Jones, Esq.
Senior Vice President
General Counsel & Secretary

The Church Pension Fund
445 Fifth Avenue
New York, NY 10016
(212) 592-1837
(800) 223-6602 x837
(212) 592-9428 Fax
bjones@cpg.org

VIA FEDERAL EXPRESS

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 13 2005
Routed For Action to: ________
Informational Copy to: ________

December 12, 2005

Mr. Lee R. Raymond
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond:

The Church Pension Fund ("CPF") is an agency of the Episcopal Church of the United States of America (the "Episcopal Church") and is the beneficial owner of 569,200 shares of ExxonMobil common stock held for CPF by the Northern Trust Company (see written confirmation enclosed).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have ethical responsibilities to the communities that host their facilities.

To this end, CPF hereby co-files with the Episcopal Church the attached shareholder proposal and supporting statement, which requests that the company's board of directors report on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates, for consideration at the 2006 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. CPF has held at least $2,000 in ExxonMobil shares for the past year, and will hold at $2,000 in such shares through the 2006 Annual Meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Mr. Harry Van Buren, Staff Consultant of CPF's Committee on Social and Fiduciary Responsibility in Investments, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Barton T. Jones

Barton T. Jones
Senior Vice President, General Counsel & Secretary

cc: Mr. Harry Van Buren

SHAREHOLDER PROPOSAL
DEC 13 2005
NO. OF SHARES ________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Retirement Planning
Pension & Investment Services
Life & Disability Insurance
Health Benefits
Property & Casualty Insurance
Publishing

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved, that the shareholders request the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

We believe that corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Communities are often the forgotten stakeholders in terms of corporate activities and impact. Many corporations, for example, have improved their social performance with regard to employees. We believe that corporations can and should do better with regard to treating local-community stakeholders more fairly.

There is increasing interest in better measuring and understanding corporate effects on local communities, including how corporations can use reporting to hold themselves accountable to local communities. Corporations are already required to collect environmental data, like the federal government's Toxic Release Inventory. But this data is not always available to *communities* in a timely, easy-to-understand format. Groups like CERES (Coalition for Environmentally Responsible Economies) are developing facility-level reporting regimes that we believe represent an evolution in terms of how corporations are responsible and responsive to community stakeholders. We also believe that integration of community accountability into corporate practices—including codes of conduct—is consistent with good environmental management.

There is also more and more attention being given to the adequacy of environmental impacts on corporate financial statements, in large part driven by the demands of the Sarbanes-Oxley Act of 2002. We think that the kind of report requested in this resolution can not only help corporations better respond to the demands of Sarbanes-Oxley, but also reduce the likelihood that current corporate behavior will have negative financial consequences in the future that will have to be reported to shareholders. Simply put, good community relations—especially with regard to the environment—make financial sense.

Finally, the proponents of this resolution are particularly concerned about the effects of corporate activities on poor communities and communities of color. The report requested in this resolution would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

December 12, 2005

Lloyd Akbar
Assistant Controller
The Church Pension Fund
445 Fifth Avenue
New York, NY 10016

Dear Lloyd,

As custodian for The Church Pension Fund, The Northern Trust Company verifies that The Church Pension Fund as of December 12, 2005, owns and has continuously held at least $2,000 in market value of Exxon Mobil Corporation common stock for at least one year.

Sincerely yours,

Robert T. Johnson
Vice President

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

VIA UPS OVERNIGHT DELIVERY

Mr. Barton T. Jones
Senior Vice President
General Counsel & Secretary
Church Pension Group
445 Fifth Avenue
New York, NY 10016

Dear Mr. Jones:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Church Pension Fund the proposal previously submitted by Margareth Crosnier de Ballaistre concerning community environmental impact in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a letter from Northern Trust, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Ms. Margareth Crosnier de Ballaistre

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning community environmental impact, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Margareth Crosnier de Ballaistre as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Barton T. Jones

Mount St. Scholastica

Benedictine Sisters

December 12, 2005

Lee R. Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 13 2005

Routed For Action to: ______
Informational Copy to: ______

Dear Mr. Raymond:

The Benedictine Sisters of Mount St. Scholastica are the beneficial owner of 2059 shares of ExxonMobil common stock.

The Benedictine Sisters of Mount St. Scholastica have long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have ethical responsibilities to the communities that host their facilities.

To this end, the Benedictine Sisters of Mount St. Scholastica will co-file with the Domestic and Foreign Missionary Society of the Episcopal Church the attached shareholder proposal and supporting statement, which requests that the company's board of directors report on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates, for consideration at the 2006 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Benedictine Sisters of Mount St. Scholastica have held at least $2,000 in ExxonMobil shares for the past year, and will hold at $2,000 in such shares through the 2006 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing for the withdrawal of the proposal.

Harry Van Buren, Staff Consultant of the Society's Social Responsibility in Investments Program, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Rose Marie Stallbaumer OSB

Rose Marie Stallbaumer, OSB
Treasurer

SHAREHOLDER PROPOSAL

DEC 13 2005

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190

www.mountosb.org

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved, that the shareholders request the Board of Directors to report to shareholders, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

We believe that corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Communities are often the forgotten stakeholders in terms of corporate activities and impact.
Many corporations, for example, have improved their social performance with regard to employees. We believe that corporations can and should do better with regard to treating local-community stakeholders more fairly.

There is increasing interest in better measuring and understanding corporate effects on local communities, including how corporations can use reporting to hold themselves accountable to local communities. Corporations are already required to collect environmental data, like the federal government's Toxic Release Inventory. But this data is not always available to *communities* in a timely, easy-to-understand format. Groups like CERES (Coalition for Environmentally Responsible Economies) are developing facility-level reporting regimes that we believe represent an evolution in terms of how corporations are responsible and responsive to community stakeholders. We also believe that integration of community accountability into corporate practices—including codes of conduct—is consistent with good environmental management.

There is also more and more attention being given to the adequacy of environmental impacts on corporate financial statements, in large part driven by the demands of the Sarbanes-Oxley Act of 2002. We think that the kind of report requested in this resolution can not only help corporations better respond to the demands of Sarbanes-Oxley, but also reduce the likelihood that current corporate behavior will have negative financial consequences in the future that will have to be reported to shareholders. Simply put, good community relations—especially with regard to the environment—make financial sense.

Finally, the proponents of this resolution are particularly concerned about the effects of corporate activities on poor communities and communities of color. The report requested in this resolution would do much to assure shareholders and other stakeholders that the corporation takes seriously its ethical responsibilities to all of the communities that host its facilities.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

VIA UPS OVERNIGHT DELIVERY

Ms. Rose Marie Stallbaumer, OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 South 8th Street
Atchison, KS 66002

Dear Ms. Stallbaumer:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Benedictine Sisters of Mount St. Scholastica the proposal previously submitted by Margareth Crosnier de Ballaistre concerning community environmental impact in connection with ExxonMobil's 2006 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 12, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 12, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning community environmental impact, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Margareth Crosnier de Ballaistre as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____

Rose Marie Stallbaumer

Energy is a precious resource. It is essential to our way of life. Essential to economic growth. Essential to raising living standards in the developing world. And, because we take energy seriously, we take our responsibilities seriously. In how we look for energy. Through to the way it's used. We describe our actions in this, our 2004 Corporate Citizenship Report. As global energy demand rises, we will not shirk our responsibility to find ways to meet it. Ways that support economic, environmental, and social progress. Ways that are consistent with our core values—discipline, integrity, reliability, consistency, and a commitment to technology. The world faces enormous energy challenges. There are no easy answers. Finding them is what taking on the world's toughest energy challenges is all about. Energy is simply too important to treat any other way.

ExxonMobil's Commitment

ExxonMobil serves the energy needs of millions of people around the globe each and every day. We succeed in this important role by earning and maintaining public trust through the actions and efforts of our employees. Our employees continuously strive to operate with the highest integrity, protect themselves and the world around them, obey all applicable laws, respect local and national cultures, and provide positive contributions to the communities in which they live and work.

Our approach to citizenship is reflected in the ExxonMobil *Standards of Business Conduct* — which has been in existence more than 30 years — along with guidelines to ensure understanding and adherence. These standards form the framework by which we operate around the globe and include a commitment to good corporate citizenship. Every employee is required to understand and apply the principles and policies in our *Standards of Business Conduct* — and to integrate those beliefs into day-to-day activities.

As in all of our activities, we are committed to excellence, and are proud of the efforts and performance of our employees around the world.

Sincerely,

Lee R. Raymond, Chairman and CEO

Rex W. Tillerson, President



L. R. Raymond R. W. Tillerson



ExxonMobil pursues cleaner-burning products as one way to meet growing energy demand while continuously improving environmental performance. Here, Senior Chemist El-Mekki El-Malki uses a low-pressure flame chamber at our Advanced Vehicle Fuels Laboratory in Clinton, New Jersey, to understand the detailed chemistry of fuel combustion.

2004 in Focus

At ExxonMobil, corporate citizenship means meeting worldwide energy demand in an economically, environmentally, and socially responsible manner.

ACHIEVEMENTS AND CHALLENGES

- We recorded earnings of $25.3 billion – the highest in our history.

- Total liquids and gas production available for sale was 4.2 million oil-equivalent barrels per day.

- Refinery throughput was 5.7 million barrels per day, up 4 percent versus 2003, exceeding all competitors.

- Chemical earnings set a record – more than doubling 2003 results. Our unique mix of business, broad geographic coverage, and feedstock and integration advantages ideally positioned ExxonMobil to capitalize on an improved industry environment.

- Our worldwide safety and health performance was the best ever, and we continued to lead the industry. While we had no employee fatalities in 2004, regrettably, six contract-employee fatalities occurred. All injuries and fatalities are fully investigated to help prevent similar incidents.

- We achieved record energy efficiency in our refining and chemical businesses. Over the past four years, our refineries have improved at a rate three times greater than the historical industry rate.

- We matched our 2003 all-time low spill performance by company-operated vessels. This represents a 90-percent reduction since 1996. Through our high standards of response preparedness and operations, we seek to minimize any negative impact on the environment. We will continue to work toward our goal of reducing incidents with environmental impact to zero.

- We built upon our partnerships with Toyota and Caterpillar to develop solutions for reducing emissions through the research and development of advanced engine and fuel systems. ExxonMobil and Toyota engineers recently received an award from the Society of Automotive Engineers for the study of diesel fuel properties and their effect on emissions.

- ExxonMobil continued to support the Global Climate and Energy Project (GCEP) at Stanford University. GCEP has launched new research targeting fundamental breakthroughs in low greenhouse gas technology, including capture and storage of carbon dioxide, fuel cells, hydrogen production, and solar cells.

- Our collaborative efforts to eliminate leaded gasoline use in sub-Saharan Africa are showing real progress: more than half of the gasoline sold in sub-Saharan Africa is now unleaded.

- In some regions of the world where we operate, our workforce faces the threat of malaria and HIV/AIDS.
  - Our response has been a comprehensive workplace control program and nearly $5 million in new grants in 2004 to support community projects and malaria research. Our workplace-based malaria program has contributed to a decrease in the number of malaria cases among both our expatriate and local employee populations.
  - We also initiated a comprehensive workplace program known as *StopAIDS* to help address the potential impact of HIV/AIDS on our workforce.

Our citizenship pledge is to maintain the highest ethical standards, obey all applicable laws and regulations, respect local and national cultures, and run safe and environmentally responsible operations.

Economic Responsibility and Corporate Governance

Management Systems:
- ***Standards of Business Conduct***
- ***System of Management Control Basic Standards***
- ***Controls Integrity Management System***
- **Supplier Diversity Program**

Focus Areas:
- **Corporate Governance**
- **Economic Progress**
- **Shareholders**
- **Customers**
- **Providers of Capital**
- **Suppliers and Contractors**
- **Employees**

ExxonMobil's straightforward business model, high standards of integrity and legal compliance, governance practices, and management-control systems are key to achieving long-term sustainable performance.

Our *Standards of Business Conduct* forms the framework by which we operate around the globe — providing each of our employees with principles for managing day-to-day compliance with company standards. The standards include guiding principles, 16 foundation policies, related procedures, and open-door communication expectations. ExxonMobil employees and nonemployee directors are expected to review the policies in our *Standards of Business Conduct* annually and to apply them to all aspects of their work.

Sound financial control is fundamental to our business-operating model, and we use a rigorous, systematic approach to apply those controls. Our *System of Management Control Basic Standards* (SMC) defines the basic principles, concepts, and standards that drive our controls system across our worldwide operations. Our *Controls Integrity Management System* (CIMS), based on the SMC, provides a structured approach to assessing financial-control risks, establishing procedures for mitigating concerns, monitoring conformance with standards, and reporting results to management.

Corporate Governance

ExxonMobil has a long history of corporate governance leadership, specifically through the following:
- A substantial majority of independent directors;
- Audit, Board Affairs (Governance and Nominating), Compensation, Public Issues, and Contributions committees composed entirely of nonemployee directors;
- Well-defined Board committee charters; and
- Specific Board resolutions authorizing and directing committee activities.

ExxonMobil's corporate governance practices and financial controls meet the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange listing standards.

As a part of ExxonMobil's 2004 financial statements, ExxonMobil management issued a report on the Corporation's internal controls over financial reporting as required by Sarbanes-Oxley. Management concluded that the Corporation's internal controls system was effective as a result of mature and comprehensive control processes. Our independent, registered public accounting firm, PricewaterhouseCoopers LLP, confirmed this assessment by rendering an unqualified opinion on the effectiveness of our internal control system over financial reporting.

Our *Standards of Business Conduct* forms the framework by which we operate around the globe — providing each of our employees with principles for managing day-to-day compliance with company standards.

BOARD OF DIRECTORS

Michael J. Boskin: *T.M. Friedman Professor of Economics and Senior Fellow*, Hoover Institution, Stanford University

James R. Houghton: *Chairman of the Board and Chief Executive Officer*, Corning Incorporated (communications, advanced materials, and display products)

William R. Howell: *Chairman Emeritus*, J.C. Penney Company, Inc. (department store and catalog chain)

Reatha Clark King: Former *Chairman of the Board of Trustees*, General Mills Foundation, the philanthropic foundation of General Mills, Inc. (manufacturer and marketer of consumer food products)

Philip E. Lippincott: Retired *Chairman and Chief Executive Officer*, Scott Paper Company (sanitary paper, printing and publishing papers, and forestry operations); Retired *Chairman of the Board*, Campbell Soup Company (manufacturer and marketer of branded convenience food)

Henry A. McKinnell, Jr.: *Chairman of the Board and Chief Executive Officer*, Pfizer Inc. (pharmaceuticals)

Marilyn Carlson Nelson: *Chairman and Chief Executive Officer*, Carlson Companies, Inc. (travel, hotel, restaurant, cruise, and marketing services)

Lee R. Raymond: *Chairman and Chief Executive Officer*

Walter V. Shipley: Retired *Chairman of the Board*, The Chase Manhattan Corporation and The Chase Manhattan Bank (banking and finance)

Rex W. Tillerson: *President*

STANDING COMMITTEES OF THE BOARD

Audit Committee:
J.R. Houghton (chair), W.R. Howell, R.C. King, H.A. McKinnell, Jr.

Board Advisory Committee on Contributions:
M.C. Nelson (chair), W.R. Howell, R.C. King, P.E. Lippincott

Board Affairs Committee:
W.V. Shipley (chair), M.J. Boskin, P.E. Lippincott, H.A. McKinnell, Jr.

Compensation Committee:
W.R. Howell (chair), J.R. Houghton, R.C. King, W.V. Shipley

Finance Committee:
L.R. Raymond (chair), M.J. Boskin, J.R. Houghton, P.E. Lippincott, M.C. Nelson

Public Issues Committee:
M.J. Boskin (chair), H.A. McKinnell, Jr., M.C. Nelson, W.V. Shipley

Executive Committee:
L.R. Raymond (chair), J.R. Houghton, W.R. Howell, P.E. Lippincott, M.C. Nelson

The 16 Foundation Policies of ExxonMobil's *Standards of Business Conduct*:

- Ethics
- Conflicts of Interest
- Corporate Assets
- Harassment in the Workplace
- Gifts and Entertainment
- Political Activities
- Antitrust
- International Operations
- Environment
- Safety
- Product Safety
- Customer Relations and Product Quality
- Health
- Alcohol and Drug Use
- Directorships
- Equal Employment Opportunity

Economic Progress

ExxonMobil's primary benefit to society is providing affordable energy to people all over the world. This energy underpins human comfort, economic prosperity, mobility, and health.

Every year, we continue the long tradition of contributing to economic progress and development. In addition to supporting community growth, we pay taxes and make community contributions. In 2004, ExxonMobil distributed over $294 billion in a variety of ways. Our operations generated almost $84 billion in taxes paid to local, state, and national governments around the world. The total benefit to governments is much higher, as other payments – such as taxes our customers pay when they buy our goods – are not included.

2004 Distribution of Receipts
(U.S. dollars, all figures rounded)


Capital and Exploration Expenditures $15 billion
Wages and Benefits $11 billion
Dividends, Share Purchases, Payment to Debt Holders $17 billion
Payments to Suppliers $167 billion
Taxes and Duties Paid to Governments $84 billion
TOTAL $294 billion

TRANSPARENCY

ExxonMobil supports transparency, opposes corruption, and is committed to honest and ethical behavior wherever we operate. ExxonMobil pays required taxes and other legal financial obligations to host governments in all countries in which we produce oil and gas.

Sovereign host governments have the right to set rules for disclosure. Where disclosure is limited, we respect contracts and laws. Gaining consent from host governments for increased disclosure requires government-to-government dialogue with the assistance of international financial institutions (IFIs). ExxonMobil is ready to further this process of dialogue among governments and IFIs.

To be successful, any transparency initiative must meet three key criteria:

- Apply to all companies seeking to do business within a country;
- Protect truly proprietary information; and
- Not breach contractual obligations or violate host-country laws.

ExxonMobil has remained constructively involved in the dialogue regarding the U.K. Extractive Industries Transparency Initiative (EITI). For example, in Azerbaijan, we have played a leadership role in developing the EITI *Memorandum of Understanding* signed by the government, nongovernmental organizations (NGOs), and companies on Nov. 24, 2004.

We have offered encouragement to the government of Nigeria as it simultaneously proceeds toward implementation of both EITI and the G-8 Transparency Initiative. We have offered our support to the government of Equatorial Guinea regarding its announced intentions to implement EITI. We stand ready to offer engagement as other countries make known their intentions to implement transparency initiatives.

> "ExxonMobil has played an important role in the development of EITI, notably in Azerbaijan, but also through your support of the efforts by the Nigerian government and your offer of assistance and encouragement to Equatorial Guinea."
>
> Right Honorable Hilary Benn, MP
> Secretary of State
> Department for International Development, United Kingdom

Shareholders

2004 BUSINESS PERFORMANCE HIGHLIGHTS

- Record earnings of $25.3 billion – the highest in the history of the Corporation and in each business line;
- Total liquids and gas production available for sale at 4.2 million oil-equivalent barrels a day;
- Refinery throughput at 5.7 million barrels a day, up 4 percent versus 2003, exceeding all competitors;
- Petroleum product sales up 3 percent in 2004; and
- Record chemical prime product sales of 27.8 million tons, 5 percent higher than 2003.

DIVIDENDS PAID PLUS SHARE REPURCHASES

Our strategy is to deliver superior shareholder value through growing dividends and long-term share price appreciation. We distributed $15 billion in 2004 to our shareholders in the form of dividend payments and net share purchases. Since Exxon and Mobil merged, we have distributed more than $57 billion to shareholders in dividend payments and net share purchases. Over that time, we have reduced the shares outstanding by more than 8 percent while the stock price has appreciated 27 percent.

Annual dividend payments per share increased 8 percent in 2004. ExxonMobil has paid dividends for more than 100 years, and dividends paid per share have increased in each of the past 22 years, an unmatched record among international oil companies. Total shareholder return on ExxonMobil stock has consistently outpaced the Standard & Poor (S&P) 500 Index over the long term. ExxonMobil shareholders have earned annualized returns of 16 percent over the past 10 and 20 years, compared with returns from the S&P 500 Index of 12 percent and 13 percent in the same time periods.

CUMULATIVE DISTRIBUTIONS
(billions of dollars)


60
50
40
30
20
10
0
1999
2000
2001
2002
2003
2004
Share Purchases(1)
Dividends

(1) Net of shares purchased to offset dilution associated with benefit plans.



As part of the Chad-Cameroon Revenue Management Plan, significant contributions have been made to communities, such as funding new classrooms and school upgrades, among many other projects.

Transparency Project Update: Chad-Cameroon Revenue Management Plan

The Chad project paid its first royalties from sales of crude oil in late 2003, and the funds have been steadily flowing into escrow accounts in a London bank since that time. The monthly payments made to the escrow accounts are posted on the World Bank project website.

A committee of Chadian citizens called the College of Monitoring and Surveillance — including representatives from the National Assembly, the judiciary, nongovernmental organizations, the religious community, and a labor union — has approved a set of projects submitted by the Chad government to be funded from the first year of project revenues.

The first project to receive funding is a crucial project to link the capital city of N'Djamena in the west to the major city of Abeche in the east by paved road. This strategically located city has recently become the base for agencies attempting to provide relief to refugee camps in northeastern Chad to aid people fleeing from the Darfur crisis in neighboring Sudan.

"Shareholder advocacy through constructive dialogue between shareholders and management is an effective way to address social or governance issues, which very often leads to improved communication and understanding. Over the last few years, we have had a good exchange of ideas and information with ExxonMobil on a number of corporate governance issues, which I believe has been beneficial to both of us."

Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters and Joiners of America

SHAREHOLDER ENGAGEMENT

ExxonMobil management engages with both institutional and individual shareholders throughout the year to present the company's performance and positions as well as to hear concerns. Shareholder engagement occurs at the annual analyst meeting, the annual general meeting of shareholders, conferences, and individual and group meetings with institutions, pension funds, socially responsible investing (SRI) funds, and other shareholder groups and investors.

In 2004, we held constructive dialogues on key citizenship issues with shareholders representing labor unions, SRI funds, state pension funds, faith-based investors, and NGOs, among others.

Shareholders and other interested parties can send communications to individual directors or nonemployee directors as a group, either in writing or by e-mail at any time.

Customers

Success depends on our ability to consistently satisfy ever-changing customer preferences. We work to be innovative and responsive, while offering high-quality products and services at competitive prices. Our fuels, motor oils, lubricants, waxes, plastics, and chemical products are manufactured at 45 refineries and 55 chemical plants around the world. There are nearly 37,000 branded service stations in 118 countries, putting ExxonMobil in most neighborhoods of the world.

ExxonMobil is continually researching and striving to understand evolving consumer needs and preferences. We continually test our products to identify any potential risk to employees, customers, or the environment.

Providers of Capital

We view our financial strength as a key competitive advantage. The Corporation's long-term securities have maintained the top credit rating from major credit-rating agencies for 86 years. We had no net debt at year-end, with cash balances well in excess of outstanding debt. We are, in fact, one of the few AAA/Aaa-rated U.S. corporations.

The Corporation's sound financial position gives us the opportunity to efficiently access the world's capital markets in the full range of market conditions and to take advantage of business opportunities whenever they arise without limitations due to access to financing. In addition, our ability to fund our share of project costs provides our business partners with easier access to project financing and, ultimately, lower funding costs.

Suppliers and Contractors

ExxonMobil purchased goods and services in 2004, including crude oil and products, valued at nearly $167 billion. In addition, we spent just under $15 billion on capital and exploration expenditures to help meet future world energy needs.

We work closely with community organizations, NGOs, and national and local goverments to strengthen local communities through our activities. Of significant importance is the effort we employ to grow procurement of goods and services from qualified and competitive local suppliers.

ExxonMobil also believes that supporting minority-owned and women-owned businesses builds stronger communities and produces solid business results. Our Supplier Diversity Program in the United States ensures that qualified minority-owned and women-owned suppliers are included in our procurement sourcing process. Objectives are established within each commodity and service area to guide procurement plans with respect to supplier diversity inclusion.

In addition to offering contracting opportunities, ExxonMobil funds scholarships for minority suppliers to attend the University of Virginia's Darden Graduate School of Business Administration, Northwestern University's Kellogg Graduate School of Management Executive Program, and The University of Texas' Executive Education Seminar. ExxonMobil senior executives, buyers, and supplier diversity advocates have invested their time and expertise to serve on regional councils and committees dedicated to supplier diversity development, as well as to provide training to suppliers in negotiations, business plan development, and accounting.

In 2004, ExxonMobil was recognized by several organizations for its supplier partnerships. Corporate recognition included the Houston Minority Business Council Corporate Commitment Award, the Cutting Edge Award for the most dollars spent with women businesses from the Women Business Enterprise Alliance, and recognition as one of America's leading companies promoting multicultural business opportunities by DiversityBusiness.com. The Company was also recognized by the Louisiana Minority Business Council and the Houston Hispanic Chamber of Commerce.

In addition, ExxonMobil received the Revenues Stewardship Award from the U.S. Minerals Management Service for exceptional performance in reporting oil and gas production and paying royalties on mineral leases on federal Indian lands.

Employees

We strive to hire and retain the most qualified people available and to maximize their opportunities for success through training and development. Salaries, wages, and benefits for employees in 2004 amounted to $11 billion.

Additional information on the company's economic responsibility and performance is available in the 2004 *Summary Annual Report* and the *Financial and Operating Review* on our website, *www.exxonmobil.com*.

Energy Outlook to 2030

We continuously assess trends and issues to provide a reliable and comprehensive view of the fundamentals that underpin our business. We incorporate the input of a wide variety of third-party economic, energy, and business experts, and compare our outlook with recent outlooks from other knowledgeable experts, including the International Energy Agency, U.S. Department of Energy, and the European Commission.

Key conclusions of our energy outlook to 2030 include:

- Plentiful, reliable, and affordable energy supplies are essential to economic development;
- Growing economies and rising personal incomes will drive energy demand up by 50 percent;
- Developing economies will account for over 60 percent of world energy demand by 2030;
- Energy efficiency will be increasingly important to help balance supply and demand economically;
- Oil and gas will remain predominant among forms of energy supply;
- Transportation remains the primary driver of oil demand. Emerging, more efficient vehicle technology will moderate demand growth;
- Power generation needs drive clean-burning natural gas demand. Diverse pipeline and liquefied natural gas (LNG) supplies are key; and
- Growing the available oil and gas resource base is critical. Access to resources and continued, significant technology gains are needed.

IMPROVING LIVING STANDARDS REQUIRES MORE ENERGY

Energy will continue to play an essential role in improving prosperity. Worldwide economic growth will likely average just under 3 percent per year through 2030, a pace similar to the last 20 years. This growth—and increasing personal income, notably in developing nations—will drive global energy demand increases.

WORLD ENERGY DEMAND GROWS
Industrialized Nations   Developing Nations
(millions of oil-equivalent barrels per day)


350
300
250
200
150
100
50
0
1970
1985
2000
2015
2030

Close to 80 percent of the energy demand increase to 2030 will occur in developing nations, where greater use of modern energy supplies will help raise living standards, enabling better health, education, and productivity.

The efficient use of energy will be increasingly important. We expect significant development and use of more efficient technologies to help meet transportation and power generation needs, while achieving more stringent environmental standards.

Developing Nations' Needs

- Roughly one-quarter of the world's 6.3 billion people have no access to electricity. Close to 40 percent rely on traditional biomass for cooking and heating, which contributes to the loss of an estimated 1.6 million lives each year as well as to environmental degradation.
- By 2030, worldwide population is expected to reach 8 billion people; 95 percent of the growth will be in developing countries.

Growing World Energy Demand

■ 2004
▨ 2030
% = Change
(millions of oil-equivalent barrels per day)



+25%
69
55
North America
+85%
24
13
Latin America
+18%
46
39
Europe
+58%
19
12
Africa
+64%
18
11
Middle East
+40%
28
20
Russia / Caspian
+164%
29
11
India
+100%
52
26
China
+9%
12
11
Japan
+73%
38
22
Other Asia Pacific

By 2030, energy demand will grow by 50 percent. The efficient use of energy will be increasingly important.

ENERGY-TO-GDP RATIO DECLINING

▩ Industrialized Nations ■ Developing Nations

(barrels of oil-equivalent energy per $1,000 gross domestic product)


6
5
4
3
2
1
0
1970
2000
2030

OIL AND GAS WILL REMAIN PREDOMINANT

Global energy demand will continue to be met through a broad portfolio of options. We expect the share of oil and gas — close to 60 percent today — to stay relatively stable through 2030, reflecting its enormous advantages in availability, performance, cost, and convenience. Coal, nuclear power, and hydropower will also be important in meeting global demand.

OIL AND GAS PREDOMINANT IN WORLD DEMAND GROWTH

☐ 2003 ▨ Growth to 2030

(millions of oil-equivalent barrels per day)


% = average annual growth
120
100
80
60
40
20
0
1.5%
2.2%
1.7%
1.4%
Oil
Gas
Coal
Other

Wind and solar energy are likely to average double-digit growth rates through 2030, supported by public subsidies and related mandates. We expect the share to be about 1 percent of the world's energy requirements in 2030, a view consistent with the International Energy Agency's forecast.

In the long term, the energy mix will likely become more diversified, with increasing opportunities for nuclear and biofuel energy.

TRANSPORTATION DRIVES OIL DEMAND GROWTH

Global oil demand is expected to increase by approximately 45 percent from 2004 to 2030, reflecting a strong rise in the number of vehicles per capita, especially in developing nations. Key challenges will be improving fuel efficiency and reducing emissions. We continue to work on developing technologies to improve fuel efficiency and reduce emission levels. Our focus is on technologies with the potential for broad application and significant impact, such as improvements in Internal Combustion Engine (ICE) system technologies for advanced vehicles, including hybrids.

POWER GENERATION DRIVES NATURAL GAS DEMAND HIGHER

We expect natural gas to be the fastest-growing primary energy source during the next 25 years. About half of the growth in gas demand will be used for electric power generation to help satisfy a near doubling of worldwide electricity demand by 2030, while emitting relatively lower levels of greenhouse gases.

Interregional gas trade in 2030 will be nearly five times greater than it is today, in large part due to the rapidly developing liquefied natural gas (LNG) market. Effective international cooperation, as well as significant investments to sustain and enhance natural gas infrastructure, will be critical to achieving this growth.

GLOBAL GAS TRADE RISING

Total Regional Trade

Importers: ■ North America ■ Europe ☐ Asia Pacific

Exporters: ☐ Latin America ☐ Africa ■ Middle East ☐ Russia/Caspian

(net exports vs. net imports, billion cubic feet per day)


120
90
60
30
0
-30
-60
-90
-120
2010
2020
2030

EXTENDING AVAILABLE OIL AND GAS RESOURCES IS CRITICAL

By 2030, global oil and gas demand is likely to be close to 200 million barrels per day oil-equivalent (MBDOE). Abundant resources exist to meet growing fuel demands. The ongoing task is to economically find, produce, and deliver this energy. The absolute level of conventional oil in place is estimated by the U.S. Geological Survey at 6 to 8 trillion barrels, with ultimate recoverable resources currently estimated at about 3 trillion barrels. In addition, significant "frontier" oil resources are estimated to exist, including extra-heavy oil/oil sands (4 trillion barrels in place), and oil shale (3 trillion barrels in place), with large concentrations in Canada, Venezuela, Russia, the Caspian, and the United States. Industry recovery of frontier resources at a rate of 20 to 25 percent would well exceed total oil produced to date.

Estimated Oil in Place
(trillions of barrels)


8
7
6
5
4
3
2
1
0
Frontier
Produced to Date
Conventional Oil
Extra Heavy Oil/ Oil Sands
Oil Shale

Development of these supplies will require not only access to resources, but also the cooperation of governments to encourage investment and facilitate international trade relationships that ultimately promote security of supply.

Technology advances will lead to more effective oil and gas resource recovery while minimizing costs and environmental effects. New technology will also allow economic development of frontier resources to help ensure adequate supplies of oil and gas at affordable prices. We will continue to actively advance technology to raise discovery and recovery rates on conventional resources and expand opportunities for development of frontier resources.

More information on our annual energy outlook is available on our website: *www.exxonmobil.com/energyoutlook.*

Accelerating Energy Efficiency

- Since 1970, global energy intensity — or the amount of energy used per dollar of economic output — has been declining by about 0.8 percent per year.
- Penetration of advanced technologies, including transfers to developing countries, is key to improving this trend.
- We anticipate this improvement accelerating by 60 percent to about 1.3 percent per year between 2020 and 2030.

Promising Internal Combustion Engine Technologies

- **Hybrid-vehicle technology** combines a gasoline or diesel engine for steady speeds and an electric motor for low-speed driving and extra power during the more energy-demanding phases of start-up and acceleration.
- **New combustion technologies** such as homogeneous charge compression ignition (HCCI) have the potential to deliver the higher efficiency of a diesel engine with the lower emissions of a gasoline engine. The U.S. Department of Energy has estimated that new combustion systems could improve the efficiency of internal combustion engines by as much as 50 percent.

Environmental Responsibility

Management Systems: ***Standards of Business Conduct***

Operations Integrity Management System

Environmental Business Planning

Global Energy Management System

Focus Areas: **Emissions**

Resource Use and Efficiency

Biodiversity

Waste and Recycled Materials

Spills and Discharges

ExxonMobil is committed to environmental performance excellence. We are an industry leader dedicated to responsible operations everywhere we do business. Our goal is to drive injuries, illnesses, and operational incidents with environmental impact to zero.

Environmental Management

We work to improve our environmental performance through our Operations Integrity Management System (OIMS). This system fully meets the requirements of the International Standards Organization (ISO) 14001 benchmark and is used at every ExxonMobil facility. OIMS is a disciplined framework for the management of environment, health, safety, and security throughout the Company, allowing us to track our experiences and use those findings to fine-tune future expectations and actions, thereby continually improving performance. Through OIMS, we measure progress, plan future improvements, and ensure management accountability.

OIMS establishes a common language for discussion and greatly improves internal sharing of successful systems and practices among different parts of the business. The OIMS framework comprises 11 elements, each with clearly defined expectations that every operation must fulfill.

OIMS' 11 ELEMENTS


Operations
Driver
Evaluation
1. Management Leadership, Commitment, and Accountability
2. Risk Assessment and Management
3. Facilities Design and Construction
4. Information and Documentation
5. Personnel and Training
6. Operations and Maintenance
7. Management of Change
8. Third-Party Services
9. Incident Investigation and Analysis
10. Community Awareness and Emergency Preparedness
11. Operations Integrity Assessment and Improvement



ExxonMobil constructed wetlands at the Baytown, Texas, refinery to provide a cost-effective and environmentally beneficial way to treat some refinery wastewater streams. Bacteria that occur naturally in these wetlands consume impurities in the wastewater. Charles Harrison and Nan Crowther review this process to reduce nitrates.

ExxonMobil's 2004 Attestation to ISO 14001

"It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with the intent and meet the requirements of the ISO 14001 Environmental Management Systems Standard."

"Deployment of the Operations Integrity Management System has contributed toward an overall improvement in the Corporation's environmental performance. At the locations visited, individuals at all levels demonstrated a high degree of personal commitment to OIMS implementation and environmental care. The integration of Environmental Business Plans into the annual planning cycle has strengthened the process for continual improvement of the Corporation's environmental performance."

— Lloyd's Register Quality Assurance

ENVIRONMENTAL BUSINESS PLANNING

Because sustainable improvement within any organization requires effective planning, OIMS practices include an Environmental Business Planning (EBP) process to further enhance environmental performance.

EBP involves finding smart ways to reduce environmental impacts related to current operations and new projects. The EBP process is used across ExxonMobil to systematically identify and integrate environmental improvement initiatives into the business planning process. Each operating unit is required to establish, implement, and maintain documented environmental objectives and to manage progress by updating plans and strategies as needed. Results are measured and monitored through consistently defined Environmental Performance Indicators applied throughout ExxonMobil's global operations.

A few examples of our many Environmental Performance Indicators include:

- Energy efficiency at chemical plants and refining facilities;
- Greenhouse gas and other air emissions;
- Spills to water and land;
- Waste; and
- Operating permit compliance.

For new projects and developments, environmental impact assessments are conducted. The assessment results are then integrated into decision making.

For new projects and developments, environmental impact assessments are conducted that review factors such as community concerns, sensitive environmental habitats, and future regulatory developments. The assessment results are then integrated into decision making.

Capital projects and modifications to plant and equipment often provide cost-effective opportunities to implement environmental improvements through the application of new technology. The EBP process helps ensure that such opportunities are appropriately considered.

Actual performance and the results of the worldwide Environmental Business Planning process are reviewed by the Corporation's Management Committee (comprised of the five most senior managers). Additionally, the Public Issues Committee (all independent directors) of the Board of Directors reviews safety, health, and environmental performance annually. ExxonMobil's vice president of Safety, Health, and Environment reports directly to the Management Committee and provides periodic updates to the Board of Directors.

Environmental Expenditures

ExxonMobil's worldwide environmental expenditures in 2004 totaled more than $2.9 billion, reflecting approximately $1.1 billion of capital investments and $1.8 billion of operating expense. This total is consistent with 2003 expenditures.

Greenhouse Gas Emissions

We recognize that, although scientific evidence remains inconclusive, the potential impact of greenhouse gas (GHG) emissions on society and ecosystems may prove to be significant. To help address these risks, we are continuing to take actions to improve efficiency and reduce emissions in our operations. We are also working with the scientific and business communities to undertake research to create economically competitive and affordable future options to reduce long-term global GHG emissions while meeting the world's growing demand for energy.

We have conducted and supported scientific, economic, and technological research into climate change for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options, and achieve technology breakthroughs that could dramatically reduce GHG emissions in both industrialized and developing countries.

Because the majority of GHG emissions associated with the production and use of oil arises from consumer use of fuels (87 percent), with the remainder from industry operations (13 percent), we also partner with automobile manufacturers to help develop advanced vehicles and fuels. This includes undertaking research on petroleum manufacturing efficiency improvements.

We participate in voluntary programs that address GHG emissions, and we are working with governments and business groups to prepare for regulations while they are being developed. As part of our preparatory work, we are resolving a number of practical issues related to compliance with regulations, including the appropriate measurement of overall emissions and reductions achieved. We are engaged in discussions with industry groups and with governments to ensure a broad understanding of compliance issues and potential carbon control measures, including carbon emissions trading.

ExxonMobil installations that are covered by the European Union Emissions Trading Scheme (ETS) are complying with the regulations that came into effect Jan. 1, 2005. We are using a disciplined system-wide approach that addresses all affected facilities in a cost-effective manner. Our Rotterdam refinery played a leadership role in establishing monitoring protocols for the refining industry in Europe. (See our case study on page 40 for more information.)

ExxonMobil is committed to reducing the amount of energy it takes to produce our products and services through conservation and energy-efficiency techniques.

GREENHOUSE GAS EMISSIONS (ABSOLUTE)

Equity Direct Sources of CO_2, Methane, and N_2O on a CO_2-Equivalent Basis

Downstream ■ Upstream ■ Chemical ■ Power Sales ▨ Cogeneration[1]

(millions of metric tons)



60
50
40
30
20
10
0
2002
2003
2004

(1) Adding cogeneration of power and steam increases ExxonMobil's emissions but reduces the emissions from others that would have produced the power. The net impact is an overall reduction in emissions.

GREENHOUSE GAS EMISSIONS (NORMALIZED)

Equity Direct Sources of CO_2, Methane, and N_2O on a CO_2-Equivalent Basis

Downstream ■ Upstream ■ Chemical

(metric tons of emissions per 100 metric tons of throughput)



60
50
40
30
20
10
0
2002
2003
2004

Since 2003, ExxonMobil has reported GHG emissions to cover direct emissions associated with its equity ownership of all interests. Our absolute GHG emissions are up by 1 percent in 2004, due to throughput increases and more intense processing to meet clean-fuels demand. However, energy-efficiency steps have allowed us to maintain emissions per barrel at essentially constant levels.

Energy Use and Efficiency

ExxonMobil is committed to reducing the amount of energy it takes to produce our products and services through conservation and energy-efficiency techniques. These efforts are considered key components of our business strategy.

We work to save energy by:

- Improving processes by recovering and reusing heat;
- Improving facilities to reduce heat loss;
- Creating systems to improve energy utilization;
- Developing and implementing technology to improve energy utilization; and
- Continuing to search for conservation opportunities.

Actions now and research in the future underpin ExxonMobil's approach to reducing energy usage. With ExxonMobil's size and diversity, 1,565 million gigajoules of energy were required in 2004 for operations.

Why Does ExxonMobil Support Energy Efficiency?

- **Greater energy efficiency** makes good business sense.
- **Efficient use of energy** makes energy more affordable.
- **Improved efficiency** will reduce environmental emissions associated with providing and using energy.
- **Greater efficiency** will extend the availability of a very large, though finite, base of energy resources to support growing prosperity.

Refining Energy Index (1)
(1990 = 100%)


100
95
90
85
80
75
70
1990
1995
2000
2004

(1) Energy index data estimated between survey years.

Our Global Energy Management System (GEMS) uses international best practices and benchmarking to identify efficiency improvements at each of our facilities. GEMS also helps us understand the energy-efficiency impacts and subsequent GHG emissions of new projects during the project design stage.

In 2004, we achieved record performance in energy efficiency across our worldwide refining and chemicals businesses, improving by more than 3 percent over 2003. Over the past four years, our refineries have improved at a rate three times greater than the historical industry rate, improving energy efficiency by 5 percent. This combined chemicals and refining efficiency improvement corresponds to saving enough energy to supply 1.5 million European households with electricity each year.

COGENERATION

Cogeneration, the simultaneous production of electricity and steam, has been a significant factor in improving energy efficiency at ExxonMobil facilities around the world. With the latest turbine technology, such as that being installed at our Beaumont, Texas, refinery, cogeneration is as much as twice as efficient as traditional methods of producing steam in boilers and purchasing electricity from the local power grid.

As an industry leader in cogeneration, ExxonMobil now has 85 installations located at more than 30 refineries, chemical plants, and natural gas processing plants worldwide. With interest in more than 3,300 megawatts of electricity — enough to power nearly 3 million U.S. homes — our cogeneration capacity, fueled primarily by clean-burning natural gas, has also reduced carbon dioxide emissions by 8 million metric tons per year.

Significantly, cogeneration also produces electricity at a much lower cost with much higher reliability. In 2004, we added new cogeneration capacity of 400 megawatts at ExxonMobil facilities in the United States and Canada, and in 2005 we will add 400 megawatts to reach a total capacity of 3,700 megawatts. This two-year capacity increase represents an investment of nearly $1 billion. Additional projects are under consideration at several locations around the world.

Cogeneration Capacity
(megawatts)


4,000
3,000
2,000
1,000
0
1970
1980
1990
2000
2005



Cogeneration at ExxonMobil facilities around the world — including those in North America, Europe, Asia, and Latin America — also helps significantly reduce greenhouse gas emissions. The cogeneration capacity at this facility in Singapore is 155 megawatts.

Flaring

UPSTREAM FLARING

Upstream flaring is the burning of the natural gas that is naturally produced along with oil. In parts of the world without developed gas markets, including transportation and distribution infrastructure, gas in excess of fuel and operational requirements is often flared.

In 2004, ExxonMobil Production flared 733 million cubic feet per day, up from 2003, primarily due to increased oil production in Africa. As a region, Africa remains the largest source of ExxonMobil flaring. Although flaring in Africa increased in 2004, major projects are under way to significantly reduce the amount of gas that is currently being flared. (See sidebar.)

Flaring From Worldwide Oil and Gas Production
(million standard cubic feet per day)


800
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004

For example, ExxonMobil participates in a partnership led by the World Bank to identify and reduce barriers to developing commercial opportunities for gas markets. The Global Gas Flaring Reduction Public-Private Partnership includes governments of oil-producing countries and international and state-owned oil companies.

ExxonMobil is continually looking for additional voluntary and collaborative opportunities to use co-product gas and thereby reduce our flaring and venting.

Flaring Reduction in Nigeria

During the past year, we made significant further progress on projects that will end nonessential flaring in Nigeria. Facilities to accomplish this goal are currently being constructed and installed.

Beginning in 2006, the Nigeria East Area Project will reinject natural gas that is currently being flared, enabling the recovery of additional oil reserves while dramatically reducing flaring. A second project will enable extraction of natural gas liquids for sale and will use the remaining dry gas as fuel. We expect to have the facilities completed by the end of 2008.

As a result, GHG emissions from our Nigerian operations are expected to decrease by about 7 million metric tons per year, representing about 5 percent of our worldwide GHG emissions.

REFINING AND CHEMICAL APPROACHES

We also strive to reduce downstream and chemical facility flaring, which occurs as a safety measure during operating upsets, start-ups, and shutdowns. This type of flaring represents only 15 percent of ExxonMobil's total flaring, yet activities are under way to reduce this level.

For example, the Baytown, Texas, refinery recently implemented a program that has reduced flaring from 788 oil-equivalent barrels per day (OEB/d) in 2002 to 211 OEB/d by July 2004, a 73-percent reduction. An additional 30-percent reduction is planned for 2005, which will further lower the Baytown complex's GHG emissions. Progress at our pace-setting plants within the Baytown complex led to the development of a *Flaring Reduction Manual*, which is now being used as a best practice for broader application.

Likewise, our Baytown Olefins Plant has incorporated new facilities and upgraded operating procedures to reduce flaring during maintenance shutdowns. These improvements allowed it to shut down and restart with 70 percent less flaring — a reduction of nearly 4,500 metric tons — during its 2003 maintenance shutdown.

Other Air Emissions

In addition to curbing GHG emissions, we also work to reduce other air emissions.

For example, over the past four years, our worldwide refining emissions per unit of throughput have been reduced by 7 percent. Upstream volatile organic compounds (VOC) emissions have increased since 2000, consistent with increased oil production and associated gas flaring and venting in Africa, where natural gas infrastructure and commercial opportunities are currently limited.

SULFUR DIOXIDES (SO_2)
■ Upstream □ Refining ■ Chemical
(metric tons of emissions per 100 metric tons of throughput)


.08
.07
.06
.05
.04
.03
.02
.01
0
2000
2001
2002
2003
2004

Normalization Bases
Upstream: Oil and gas produced, includes gas reinjected or flared.
Refining: Crude oil plus feedstocks input.
Chemical: Products.

NITROGEN OXIDES (NO_X)
■ Upstream □ Refining ■ Chemical
(metric tons of emissions per 100 metric tons of throughput)


.06
.05
.04
.03
.02
.01
0
2000
2001
2002
2003
2004

Normalization Bases
Upstream: Oil and gas produced, includes gas reinjected or flared.
Refining: Crude oil plus feedstocks input.
Chemical: Products.

VOLATILE ORGANIC COMPOUNDS (VOC)
■ Upstream □ Refining ■ Chemical
(metric tons of emissions per 100 metric tons of throughput)


.09
.08
.07
.06
.05
.04
.03
.02
.01
0
2000
2001
2002
2003
2004

Normalization Bases
Upstream: Oil and gas produced, includes gas reinjected or flared.
Refining: Crude oil plus feedstocks input.
Chemical: Products.

We pursue our emissions reduction commitment largely through technology advances, as illustrated by the following site-specific examples:

- A new, improved technology for manufacturing synthetic rubber has been successfully used at our facilities in Baton Rouge, Louisiana. The technology results in a more than 80-percent reduction in air emissions, wastewater, and solid waste, as well as at least a 50-percent reduction in energy use;
- ExxonMobil's five Houston-area manufacturing plants were a part of an industry workgroup that teamed with the Texas Commission on Environmental Quality on a new project called the Environmental Monitoring and Response System (EMRS). EMRS uses both industry and agency monitors to provide real-time alerts on highly reactive volatile organic compound levels so that a response can be initiated prior to the creation of ozone; and
- At our facility in Fife, Scotland, the recycling of gas turbine exhaust has reduced NO_x emissions from the gas turbine by 60 percent, from 310 metric tons in 2001 to less than 110 metric tons in 2004.

> "This [EMRS] monitoring has the potential to fundamentally change environmental protection...emphasizing early protection and action before pollution incidents can rise to the level of public danger."
>
> Kathy Walt
> Environmental Advisor to Texas Governor Rick Perry



A five-year voluntary project at the ExxonMobil Baton Rouge refinery that reduced nitrate emissions by two-thirds earned a first-place Gulf Guardian Award. Receiving the award are employees Meredith Moe, Gary Bailey, and Sarah Jones.

ExxonMobil Earns First-Place Gulf Guardian Award

"The Gulf Guardian Award winners for 2004 are prime examples of collaborative environmental efforts leading to neighborhood solutions that transcend political boundaries," says Benjamin Grumbles, Acting Assistant Administrator for Water, U.S. Environmental Protection Agency. "Their efforts are making a difference in protecting and restoring the Gulf of Mexico."



Research assistant Soni Shukla checks bacteria growth in a Petri dish for a biohydrogen generation project supported by Stanford University's Global Climate and Energy Project (GCEP).

Advanced Fuels and Energy Technology

CLEANER-BURNING PRODUCTS

ExxonMobil continues to pursue cleaner-burning products as one way to meet growing energy demand while continuously improving environmental performance.

The ExxonMobil clean-fuels processing technology, *SCANfining*, produces lower-sulfur motor gasoline while maintaining octane levels for smooth engine performance. Through application in our own refineries and licensing to third parties, this technology will be used to produce about 25 percent of the low-sulfur gasoline required by U.S. and Canadian customers.

In addition, ExxonMobil has played a leading role in the effort to eliminate leaded gasoline use in sub-Saharan Africa, one of the few regions of the world where it is still widely used. At a 2001 World Bank conference, supported by ExxonMobil, in Dakar, Senegal, a seminal agreement occurred with 25 African countries agreeing to phase out leaded gasoline use by the end of 2005.

By 2004, more than half of the gasoline sold in Africa was unleaded, and nearly all the countries involved in the original agreement have either completely phased out leaded gasoline or have plans in place to do so by the 2005 target. This will enable drivers in Africa to begin using catalyst-equipped vehicles that will dramatically reduce vehicle emissions and improve air quality. Since 2001 this effort has been broadened to become the Partnership for Clean Fuels and Vehicles (PCFV), which is working toward lead phase-out and lower-sulfur fuels worldwide.

ADVANCED FUELS AND VEHICLE SYSTEMS RESEARCH

According to the European Council for Automotive Research and Development, the internal combustion engine will likely continue to power more than 95 percent of all vehicles in 2030. Therefore, technologies that improve fuel efficiency and emissions performance of these systems could substantially reduce environmental impacts for decades to come.

In 2004, ExxonMobil continued our partnerships with Toyota, a global leader in light-duty vehicle technology, and Caterpillar, a global leader in heavy-duty diesel technology, to develop advanced engine and fuel systems that can increase fuel efficiency and reduce emissions. Many of our activities are focused on better understanding the combustion process and ways to improve it through technology. ExxonMobil and Toyota



Support for Environmental Initiatives Around the World

In the Venezuelan state of Anzoategui, an aloe vera production program was conceived and initiated by ExxonMobil de Venezuela — in partnership with the state oil company Petróleos de Venezuela SA (PDVSA) — to provide sustainable agricultural training and assistance that enables families to produce the cash crop.

In 2004, just 16 acres were planted in four communities. But in 2005, plans call for a substantial expansion of the program. The goal is to engage enough farmers to have more than 200 acres under development — enough to support a proposed worker-owned and operated processing plant that will provide a nearby market for the crop along with additional jobs.

In Kazakhstan, ExxonMobil supported the establishment of the country's first eco-tourism information research center in Almaty, the commercial capital. Our Esso-Mamiraua Environmental Education Program in Brazil, established in 2004, focuses on the biodiversity of protected areas in the Amazon region. In 2004 in Indonesia, we supported the Leuser Ecosystem Foundation, which protects 2.6 million hectares of one of the most important biodiversity ecosystems in Asia.

For more information on our activities, please visit our website at *www.exxonmobil.com/environment.*

ExxonMobil is providing up to $100 million to Stanford University's Global Climate and Energy Project (GCEP) — the largest-ever investment in independent climate and energy research.

engineers recently received an award from the Society of Automotive Engineers for the study of diesel fuel properties and their impact on vehicle emissions.

While work on breakthrough technologies is under way, hybrid vehicles, which combine a gasoline engine and an electric motor, are becoming increasingly popular. Their availability has broadened from an initial introduction in small, efficiency-oriented vehicles to include larger cars and sport-utility vehicles designed to deliver a superior package of driving performance and fuel economy. In some parts of the world, especially Europe, use of high-performance diesel engines is expanding as a way to reduce transportation fuel demand.

> "ExxonMobil and the International Petroleum Industry Environmental Conservation Association (IPIECA) have been key drivers behind the establishment and growth of the Partnership for Clean Fuels and Vehicles (PCFV). In only two years' time, the PCFV has become the leading global partnership to promote better air quality in developing-country cities through cleaner transport."

Klaus Töpfer
Executive Director
United Nations Environmental Program

GLOBAL CLIMATE AND ENERGY PROJECT

In addition to our own research and industrial partnerships, ExxonMobil is providing up to $100 million to Stanford University's Global Climate and Energy Project (GCEP) — the largest-ever investment in independent climate and energy research. GCEP is a major long-term research program designed to accelerate the development of commercially viable technologies that can meet global energy demand while dramatically lowering GHG emissions.

> "Energy is a central issue at the intersection of environment and development. If we can get energy right, we can solve many of our other environmental problems. GCEP's research activities will accelerate the development of breakthrough technologies that will help provide clean energy for our future."

Pamela Matson
Dean, School of Earth Sciences
Stanford University

GCEP is investigating a full spectrum of energy resources, environmental technology, and end uses that can be adopted globally for:

- Advanced transportation options;
- Improved electric power generation and transmission;
- Expanded use of hydrogen and biomass fuels;
- Next-generation coal, nuclear power, and renewable energy; and
- Carbon dioxide capture and storage.

GCEP projects initiated in 2003 and further developed in 2004 include an integrated assessment of technology options, studies of hydrogen production and use, advanced combustion-system research, and studies of geologic sequestration of carbon dioxide. More recently, GCEP launched new research projects targeting fundamental breakthroughs in technologies, including capture and storage of carbon dioxide, fuel cells, hydrogen production, and solar cells.

> "We are very pleased to be selected to receive a research grant from GCEP. I believe that participation by our university can add an international perspective to this impressive initiative focused on one of our most daunting global challenges."
>
> Joop Schoonman
> Delft University of Technology, The Netherlands

GCEP recently announced seven new research grants totaling approximately $9 million to Stanford faculty and collaborating researchers at several U.S. and international institutions. Other institutions that will participate in these awards include the Energy Research Centre of The Netherlands, the Delft University of Technology in The Netherlands, Swiss Federal Institute of Technology in Zürich, the Carnegie Institution of Washington D.C., and The University of Montana.

Further information about GCEP and current research projects is available at *http://gcep.stanford.edu*.

HYDROGEN FUEL RESEARCH

ExxonMobil is working to understand the opportunities and challenges of automotive fuel-cell systems powered by hydrogen. Fuel cells combine hydrogen and oxygen in a chemical reaction to create electricity with zero vehicle emissions and potentially twice the fuel economy of current combustion engines.

While hydrogen is abundant, it does not exist freely in nature, and producing it requires energy—in fact, most of it is currently produced from natural gas. Today, the production and distribution of hydrogen are relatively inefficient and far more costly than the production and distribution of gasoline and diesel fuels. A number of technological challenges must be met before hydrogen can become a viable transport fuel. These include cost-effective hydrogen production, distribution and storage; safety systems suitable for consumer use; and reduction of the GHG emissions and full-cycle costs from hydrogen production to consumption.

Therefore, ExxonMobil is researching novel hydrogen production technology that could improve efficiency and be used in a variety of applications—from generators on vehicles to retail stations and large-scale facilities that could supply thousands of vehicles. In addition, ExxonMobil is participating in joint government/industry groups such as the U.S. Department of Energy's Freedom Car and Fuel Partnership.

Freshwater Use

ExxonMobil continually seeks ways to reduce water use and preserve water quality. We do this through the design and operation of our facilities, recycling and reuse, and aggressive measures to prevent wastewater pollution.

The Alberta oil sands operation in Canada is one example of how ExxonMobil is reducing freshwater usage. The Cold Lake operation of majority-owned affiliate Imperial Oil Resources uses a recovery technique called cyclic steam stimulation to recover bitumen from oil sands located below the ground surface. Water is used to generate steam that is injected into the oil sands to heat the highly viscous bitumen so that it can be recovered. Imperial Oil developed specialized techniques for treating the water produced with the bitumen, enabling it to be reused. Today, more than 90 percent of the water used to make steam is recycled, greatly reducing the amount of fresh water required per unit of bitumen recovery—from about 3 cubic meters in the late 1970s to approximately 0.5 cubic meters today.

Biodiversity

ExxonMobil recognizes the importance of conserving biodiversity—the variety of life on earth. Because our business and our operations span the globe, we face the challenge of conducting operations in many geographic areas with sensitive or unique biological characteristics. Our systematic approach to environmental management and our commitment to understanding the human and natural ecosystems in which we work provide us with a framework to meet these challenges effectively.

ExxonMobil's environmental management system and Environmental Business Planning processes drive the consideration of biodiversity impacts in project planning and operations, and the integration of biodiversity management measures into our business plans.

Our corporate guidance for business-line evaluation of environmental impacts specifically includes identification of the physical, chemical, biological, and social aspects of operations that could alter ecosystems or affect biodiversity. Due to the unique nature of each ecosystem, biodiversity management plans are developed on a site-by-site basis.

Biodiversity-conservation actions within our company include species protection, habitat preservation, habitat reclamation, controlled secondary impacts, and operations with increased levels of protection in biologically sensitive areas.

We practice biodiversity conservation throughout the world. Examples include:

- On Sakhalin Island, Russia, more than $10 million has been spent since 1997 on Western Grey Whale research and protection programs. We continue to work with Russian marine research institutes and the industry to implement stringent protection measures as the project moves into offshore development and subsequent operations in 2005;
- Esso Argentina has been a long-time partner of the Patagonia Natural Foundation. In recent years, we have devoted funding and research to track migratory patterns of penguins at sea. Based on these research findings, Esso vessels now navigate the area 20 miles from the coast to reduce risks to ocean and marine coastal biodiversity;
- The Save The Tiger Fund, established in 1995 as a joint effort of ExxonMobil and the National Fish and Wildlife Foundation, supports tiger conservation projects in 13 of the 14 Asian countries where tigers live; and
- At numerous locations in Africa, Asia, the Americas, Europe, and Australia, ExxonMobil has worked to enhance native habitats on and around its operating sites. Four of these, including the corporate headquarters in Irving, Texas, have been recognized and certified through the Wildlife at Work program of the Wildlife Habitat Council.

"ExxonMobil has taken a leadership role in 'walking the talk' of biodiversity and conservation by achieving Wildlife Habitat Council certification for habitat enhancement projects at its corporate headquarters. ExxonMobil's work at this and other important business properties exemplifies a true commitment as a steward of nature."

Steve Archer
Director, Southwest Regional Office, Wildlife Habitat Council

Spills and Discharges

MARINE SPILLS

In 2004, ExxonMobil had only two marine spills from company-operated vessels, representing an 80-percent reduction since 2000. This continued low-spill performance is the result of our extensive management system that includes comprehensive procedures, extensive training, and high standards of equipment maintenance.

TOTAL SPILLS (MARINE VESSELS — OPERATED AND LONG-TERM LEASED)
(number of incidents)


25
20
15
10
5
0
2000
2001
2002
2003
2004

Although vessels operated by ExxonMobil affiliates spilled less than 1 barrel of oil, long-term leased vessels spilled a total of 780 barrels in 2004, almost entirely from a barge incident in the Houston Ship Channel. Lessons derived from any spill or near-miss are used to further improve our performance and reduce incidents throughout the world. Our experiences are also shared with those who provide chartered marine services for us.

This year, ExxonMobil's U.S. marine transportation affiliate, SeaRiver Maritime, Inc., received a 2004 Legacy Award for going beyond regulatory requirements from the Pacific States/ British Columbia Oil Spill Task Force. In 2004, SeaRiver also received its second consecutive William M. Berkert Award issued by the U.S. Coast Guard for environmental excellence.

OTHER SPILLS

ExxonMobil spills, not from marine vessels, are down 30 percent since 2000. This performance is a result of a focused, systematic approach, including proactive tank-integrity initiatives, piping maintenance, selective upgrades, and work practice enhancements through worldwide incident-sharing and learning.

Other spills totaled 57 thousand barrels in 2004; however, more than 80 percent of this volume was from a single tank failure at one of our refineries. Response efforts recovered over 95 percent of the oil, and our secondary containment system functioned to effectively eliminate any significant environmental impact.

ExxonMobil's combined Upstream and Downstream operations released approximately 2,200 metric tons of controlled oil to a water environment. This represents a 7-percent reduction from 2003 due, in part, to new investments in refinery water treatment.

OTHER SPILLS (NOT FROM MARINE VESSELS)

■ Number of Spills to Water ■ Number of Spills to Soil

(number of oil, chemical, and drilling-fluid spills greater than 1 barrel)


700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004

EMERGENCY RESPONSE PREPAREDNESS

In addition to our efforts to prevent incidents, ExxonMobil believes that environmental responsibility also means maintaining a strong capability to respond to operational emergencies, should they occur.

We therefore place great emphasis on preparing to respond effectively to mitigate the impacts of incidents. Operating businesses and major sites have trained teams that are routinely tested against a range of scenarios including product spills, fires, explosions, natural disasters, and security incidents. Eight major drills were held in 2004 in Singapore, Malaysia, Chad and Cameroon, Italy, Portugal, Barbados, Newfoundland, and Massachusetts.

AN EXAMPLE: PREPARING TO RESPOND IN CHAD AND CAMEROON

Since July 2003, the Chad and Cameroon project has been producing oil from landlocked fields in southern Chad. The oil is transported along 663 miles of pipeline to a marine terminal offshore Kribi in southern Cameroon for shipment to world markets.

Because of the project's production system spanning two countries, our Chad and Cameroon operations hosted a major oil-spill preparedness exercise in October 2004. The Upstream emergency response advisor for Europe, Africa, and the Commonwealth of Independent States, Ian Stirk, describes the challenge, "Our objective for the exercise was to test the ability of the project organization to mount a full-scale mobilization of personnel and equipment to respond to a major incident impacting the pipeline operation. The scenario we chose was a hypothetical 40-thousand-barrel spill of crude oil and associated shoreline impact."

The exercise involved approximately 240 people over two days, with response teams in Cameroon, Chad, and Houston, and smaller groups in Nigeria, Equatorial Guinea, and the United Kingdom. Emergency-response equipment was deployed over both days to test our ability to physically respond in accordance with our spill response plan. The main challenge of the drill was to develop the competence of the teams involved to ensure a coordinated, aligned, and effective response. The exercise planners achieved this by conducting five training visits to in-country personnel during the seven months prior to the drill. In the words of Denny Sansom, operations manager for the project, "The drill was a great success and provided an excellent foundation should we ever have to respond to a real incident."

RESPONDING TO NATURAL DISASTERS
IN THE UNITED STATES, CARIBBEAN, AND ASIA

The 2004 hurricane season in the United States and Caribbean required extensive emergency-response efforts between August and October. Response teams in Texas, Virginia, and Florida helped organize the evacuation of platforms in the Gulf of Mexico and secure refining and chemical plants. In addition, ExxonMobil donated $450,000 for natural-disaster relief and rebuilding efforts in Haiti, the Dominican Republic, the Cayman Islands, the Bahamas, Jamaica, and the U.S. Gulf Coast region.

Responding to the devastating tsunamis last December, ExxonMobil affiliates worked with the local governments, relief organizations, and health institutions to understand and address the needs of the local communities. During the first week of the crisis, we provided immediate financial assistance as well as air transportation, food and medical supplies, tarpaulins for refugee shelters, and other in-kind necessities to many affected communities.

Our Indonesian affiliate, ExxonMobil Oil Indonesia, Inc., (EMOI), established the EMOI Aceh Relief Fund to provide one avenue for concerned employees to donate to the relief efforts. ExxonMobil also announced a $5 million contribution to the tsunami relief efforts. In addition, we are matching donations worldwide from employees, retirees and surviving spouses, dealers, and distributors. At the time of this printing, $2.5 million has been donated and will be matched by the Corporation.

Waste and Recycled Materials

Waste management can represent a significant cost to business and the environment, and ExxonMobil uses a tiered approach to reduce hazardous waste. First, where possible, we reduce waste at its source. If this cannot be done, we recycle or reuse waste to the extent feasible. Any remaining waste is either treated to render it nonhazardous or disposed of at an approved site.

At the Fife Ethylene Plant in the United Kingdom, employees developed an innovative treatment system to clean the 500 thousand liters of water per year produced as a result of the plant's process operations and maintenance work. A demulsifying liquid chemical injected into the water binds small oil molecules, allowing them to be more easily removed. The new system has reduced the amount of oily water requiring disposal by more than 90 percent.

We also pursue recycling efforts by helping customers learn how to recycle their used lubricating oils. In 2004, ExxonMobil announced an alliance with a U.S.-based nonprofit environmental information network, Earth 911, to promote environmental protection through its motor-oil recycling information program. This program has been in place for more than 14 years. In the past year alone, more than 1.7 million motor-oil consumers have accessed Earth 911 in search of recycling information and have recycled an estimated 3.8 million gallons of motor oil.

Earth 911 — a unique partnership between the public and private sectors — is recognized for providing community-specific environmental information to the public and to local, state, and federal government agencies in the United States and Canada.

> "ExxonMobil's support of Earth 911 demonstrates its commitment to environmental stewardship. With this support, we will be able to further enhance community outreach initiatives to help consumers learn how and where to recycle used motor oil and educate them about the environmental impact of improper disposal for used motor oil."
>
> Tim Gormley
> President, Earth 911

Other 2004 recycling and reclaiming activities include:

- Drilling operations, onshore and offshore, were conducted in 15 countries. In those offshore, where nonaqueous drilling fluid (NADF) was used, ExxonMobil installed cutting dryers to reduce the quantity of NADF adhering to rock particles (cuttings) that were discharged. The recovered NADF was then reused to continue drilling;
- The Baytown, Texas, refinery reduced wastewater sludge by more than 4,500 metric tons a year by consuming it as a feed-stock in the delayed coker unit; and
- The Beaumont, Texas, complex significantly reduced hazardous waste by processing oil-bearing secondary materials through the refinery coker unit, and reduced the formation of waste by employing a number of measures to decrease the amount of oil and solids from entering the sewer system.

Future Highlights

- In 2005, we will bring an additional 400 megawatts of cogeneration capacity online.
- We are preparing for the 2006 initial phase of the Nigeria East Area Project, which will reduce flaring.
- We will continue our focus on breakthrough research to improve energy efficiency and reduce emissions, such as our investment in Stanford University's Global Climate and Energy Project and our partnerships with Toyota and Caterpillar on advanced engine and fuel systems.
- Marine affiliates will conduct exercises and drills to ensure crew members and support staff maintain a high level of proficiency in all areas of maritime safety and emergency preparedness. Periodically these drills include the involvement of national and local government agencies and can involve more than 150 employees, response contractors, and other participants.

Environmental Responsibility Through Technology Advances

EXTENDED-REACH DRILLING

Using our proprietary, physics-based wellbore design technologies. ExxonMobil has drilled and completed some of the most challenging and longest-reach wells in the world. For example, our drilling operations on Russia's Sakhalin Island include ultra-extended-reach wells drilled from an onshore location to targets more than five miles offshore. Extended-reach drilling can reduce potential environmental impacts by enabling a smaller drilling footprint on the surface and limiting the total number of wells needed to recover the oil and gas. In environmentally sensitive areas, extended-reach drilling is also used to develop fields without disturbing the surface location.

MARINE MAMMALS

ExxonMobil is contributing to the development of tracking technologies that will enhance our ability to understand long-term, broad-scale marine mammal movements, distribution, and habitat use. Telemetric studies (such as tagged whales tracked by satellites) are the most efficient way to understand the ecology of these animals and characterize anthropogenic impacts across their range. Information gained will allow for better risk-based mitigation measures that are protective of marine mammals.

During the Sakhalin-1 2001 seismic survey in the Russian Far East, the most stringent mitigation methods possible were used to protect the feeding activity of whales. This included reducing the amount of area surveyed to focus on areas most critical to project development and to avoid seismic operations in the area known to be used by the whales as feeding habitat. Throughout the seismic survey, the whales stayed on their historic feeding grounds and continued to feed.

ARCTIC OIL SPILL RESPONSE CAPABILITIES

ExxonMobil is leading industry efforts to develop technologies and strategies to enhance oil spill response capability in the Arctic. For example, advances are being made in understanding the applicability and limitations of *in situ* burning and dispersant technologies. Increasing the number of proven technologies enables response teams to effectively respond to a greater number of scenarios and use technologies with the greatest net environmental benefit.

Health and Safety Responsibility

Management Systems: ***Standards of Business Conduct***
- **Operations Integrity Management System**
- **Impact Safety Initiative**
- **Exposure Assessment Strategy**

Focus Areas:
- **Health and Safety Management Systems**
- **Occupational Injuries and Illnesses**
- **Employee Participation**
- **Security**
- **Product Health Assurance**
- **Workforce and Community Health**

ExxonMobil's global health and safety goal is zero injuries and illnesses. We strive for an incident-free workplace and an environment that complies with our clear and simple program objective: *Nobody Gets Hurt*. We believe a company's commitment and performance in the area of safety, health, and environment is indicative of outstanding performance in other aspects of its operations.

Health and Safety Management Systems

The safety, health, and environmental policies set by ExxonMobil and its affiliates reflect their commitment to high operational standards. To help meet this commitment, the company developed the Operations Integrity Management System (OIMS), discussed in our chapter on environmental responsibility. OIMS provides a management framework that addresses safety, as well as security and health.

"ExxonMobil has been a leader in safety, health, and the environment for many years. We are proud to co-sponsor the prestigious Robert W. Campbell Award with ExxonMobil. The active leadership and energy from ExxonMobil have helped the Award gain worldwide recognition and build its network of Global Partners."

Alan C. McMillan
President and CEO, National Safety Council

ExxonMobil Co-Sponsors the Robert W. Campbell Award

To promote the sharing of best practices internationally, ExxonMobil has contributed $1 million over five years to co-sponsor the administration of the Robert W. Campbell Award, together with the U.S. National Safety Council. The award, which was inaugurated in 2003, honors companies that demonstrate the link between outstanding safety, health, and environmental performance with productivity and profitability.

In 2004, Noble Corporation was announced as the first-place award winner, with Johnson & Johnson as runner-up.

Occupational Injuries and Illnesses

In 2004, we achieved an industry-leading safety and health record and earned significant global recognition. ExxonMobil's Lost-Time Injury Rate and Total Recordable Injury Rate both achieved all-time lows in 2004. Lost-time injuries continue to be reduced by 10 to 15 percent annually.

Record Low Lost-Time Injuries and Illnesses

▤ ExxonMobil Employees ☐ ExxonMobil Contractors
■ U.S. Petroleum Industry Benchmark [1]
(incidents per 200,000 work hours)



0.8
0.6
0.4
0.2
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

(1) Employee safety data from participating American Petroleum Institute companies.

No fatalities were suffered by employees, and contractor fatalities were at a record low. Regrettably, six contractors died while working for ExxonMobil in 2004. Four were the result of motor vehicle or motorized equipment accidents, one was the result of an electrocution, and one was related to a truck hijacking. All fatalities, injuries, "near-misses," and asset losses are fully investigated and provide input to procedures to prevent similar incidents in the future. We learn from all safety incidents and use this information to reinforce our commitment to continued safety improvement.

Total Recordable Incident Rate

▤ ExxonMobil Employees ☐ ExxonMobil Contractors
■ U.S. Petroleum Industry Benchmark [1]
(incidents per 200,000 work hours)



2.5
2.0
1.5
1.0
.5
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

(1) Employee safety data from participating American Petroleum Institute companies.



Mark Pederson, Dave Vaughan and Jim Watt conduct a safety walk at the Fawley, England, refinery. The Fawley approach to behavior-based safety, called "Safety Excellence," achieved flawless performance in 2004.

Worldwide Examples of Safety Initiatives

Approximately 40,000 deaths occur on European roads every year. In 2004, ExxonMobil was one of the first companies to sign the European Union Road Safety Charter to help achieve the goal of halving road fatalities by 2010.

ExxonMobil promotes safety in the communities where we live and do business. In France, employees volunteer to teach off-the-job safety in local schools. Esso Austria engages in a traffic safety initiative created for kindergarten children called "Visible? Yes, To Be Sure!" In communities around its Augusta refinery, Esso Italy supports a "Safety on Two Wheels" initiative to improve road safety among students, and our affiliate in Russia supports a similar program for children in Sakhalin.

2004 Examples of Safety Achievements

BRITISH SWORD OF HONOUR AWARD

Both of ExxonMobil's marine affiliates received the British Sword of Honour Award from the British Safety Council. International Marine Transportation Ltd. received the award for the fourth consecutive year, and SeaRiver Maritime, Inc. received the award for the first time in its first year of application.

GEOPHYSICAL OPERATIONS SAFETY MILESTONE

Contract workers of ExxonMobil's worldwide geophysical operations programs attained more than 20 million hours without a lost-time injury for 9.5 years running. This accomplishment equates to 1,000 workers operating for 10 years without a lost workday. The workers were employed by 28 contracting companies. They completed 83 geophysical projects in 23 countries and more than 90 geohazard investigation surveys.

Cell Phone Guidelines

ExxonMobil employees and contractors drive, on average, a total of more than 1.5 million miles each day. A recent ExxonMobil review of the risks associated with the use of cell phones — even "hands-free" phones — while driving points to a significant impact on driving performance. In one study, for example, delays in braking were found to be three times longer for cell phone users than for drivers under the influence of alcohol.

Following a comprehensive review of existing research, ExxonMobil introduced corporate-wide guidelines prohibiting employees and contractors from using cell phones while driving on company-related business.

Employee Participation

BEHAVIOR-BASED SAFETY

Active employee involvement is critical to achieving our safety, health, and environmental objectives. Employees and contractors throughout the company participate in safety teams, conduct safety surveys, contribute to incident investigations, and suggest ongoing improvements in safety procedures.

Involvement in behavior-based safety approaches, such as job observation and intervention programs, has helped strengthen the shared responsibility of all parties, which has led to significant improvements in performance. Through peer-to-peer observations and safety committees, workers and supervisors (employees and contractors) enhance teamwork, provide feedback, and coach each other regarding safety-related behaviors.

Though we will not be satisfied until we have achieved a work environment in which *Nobody Gets Hurt*, our progress during the past decade is notable. In 2004, our lost-time injury frequency was one-tenth of that in 1995.

Security

ExxonMobil has an ongoing commitment to the protection of our people, assets, information, and reputation. In 2004, steps were taken to enhance the effectiveness of our Corporate Global Security Department to further clarify the roles and responsibilities of business-unit management and to integrate our systematic approach to security into OIMS.

In addition, our security managers actively participate on the American Petroleum Institute and American Chemistry Council security committees, which work in concert with the U.S. Department of Homeland Security to develop more robust risk-management methodologies, threat-assessment capabilities, and technical security applications. Improvements such as additional access-control systems, sensors, cameras, and video are being installed at many sites.

Furthermore, to increase the security awareness of all company personnel, we launched a campaign to promote the message that *Security Is Everybody's Business*. With our employees' vigilance, we can enhance the protection provided by our continuous investments in security technology and infrastructure.

Product Health Assurance

It is our practice to:

Identify and manage risks associated with our products and not manufacture or sell products when it is not possible through proper design, procedures, and practices to provide an appropriate level of safety for people and the environment.

Specify precautions required in the handling, transport, use, and disposal of our products and take reasonable steps to communicate them to employees, customers, and others who may be affected.

Comply with all applicable laws and regulations and apply responsible standards where laws and regulations do not exist.

Work with government agencies and others, as appropriate, to develop responsible laws, regulations, and standards based on sound science and consideration of risk.

Identify and control potentially adverse health, safety, and environmental effects as priority considerations in the planning and development of products.

Conduct and support research to extend knowledge about the health, safety, and environmental effects of our products, promptly apply significant findings, and, as appropriate, share them with our employees, contractors, customers, the scientific community, government agencies, and the public.

Review and evaluate our operations to measure progress and to foster compliance with this policy.

Workforce and Community Health

ExxonMobil is addressing the varied health risks among our employees and in the communities where we operate. In 2004, there were 37 work-related employee illness cases out of 86,000 employees; of these, four involved lost time. The majority of these illness cases fell into three areas: noise-induced hearing loss, arm and wrist strains related to keyboard work, and temporary irritation of airways caused by hydrocarbon vapors. Here, as in safety, the objective is *Nobody Gets Hurt*. Lessons learned are captured for all incidents and provide input to procedures focused on preventing a recurrence.

In support of our workforce health commitments, we pioneered Strategic Health Management in the 1990s, an initiative that has been widely adopted within the energy industry. It provides a framework for incorporating workforce and community health considerations into development plans for major projects and, through the Exposure Assessment Strategy, helps protect employees during ongoing operations. Our efforts to protect worker health also include malaria control programs and the HIV/AIDS prevention employee education program.

Exposure Assessment Strategy

The Exposure Assessment Strategy (EAS) system is our approach to risk assessment of workplace health hazards. Use of EAS gives ExxonMobil industrial hygienists a tool to record exposure assessments based upon standards developed by the American Industrial Hygiene Association. The assessment results are uploaded to a single corporate database of all exposure-assessment information. This approach not only enhances the overall quality of assessments, but also allows for data analysis that would not be possible without a common process and standardized data fields.

This unique tool has been applied to all ExxonMobil refining, manufacturing, and oil production operations and is nearing completion for fuels distribution and lubricant plants. In more than 400 ExxonMobil business units throughout the world, our workers are carefully monitored to prevent occupational health risks. More than 16,000 specific tasks have been assessed and included in the database.

WORKPLACE MALARIA CONTROL PROGRAM

ExxonMobil has been visible and active in our efforts to help control malaria in the communities in which we operate where malaria is a risk factor. Our effective workplace-based malaria control program (MCP) has contributed to a decrease in the number of malaria cases among both our expatriate and local employees.

The workplace MCP requires that ExxonMobil employees and our contractors working in malaria-prone areas use a four-step strategy to combat malaria: A — awareness, B — bite prevention, C — anti-malaria medication, and D — early diagnosis and treatment. The MCP was first implemented in 2001 and has been continuously expanded and improved. In 2004, the MCP was enhanced to strongly reinforce the need for nonimmune individuals to take approved anti-malaria medications as prescribed when working in malaria-prone areas. New for 2005 is a required malaria visa for ExxonMobil resident expatriates and business travelers. The visa requirement will soon be extended to our contractors and will further ensure that workers traveling to countries in which malaria is a health risk are adequately trained and equipped to protect themselves from malaria before they arrive at their destination.

AFRICA HEALTH INITIATIVE

Though there are proven and effective interventions in the fight against malaria, every year at least 300 million acute cases of malaria are suffered globally, resulting in more than 1 million deaths. Nine of 10 malaria deaths occur in sub-Saharan Africa, mostly in young children and pregnant women. In fact, an African child dies from malaria every 30 seconds. Malaria also presents major obstacles to social and economic development. Economists report that malaria is responsible for a growth penalty of up to 1.3 percent per year in some African countries.

ExxonMobil established a community health program in 2000 to support and centrally fund activities that improve the prevention, control, and treatment of malaria.

Since the program began, ExxonMobil has spent more than $10 million supporting various projects. In 2004, we awarded more than $5 million for 24 grants, including on-the-ground community activities specific to nine African countries as well as international programs promoting the research and development of new medicines and advocacy for global commitment and support. As part of a partnership in Tanzania with the World Health Organization (WHO), United Nations' Children's Fund (UNICEF), Japan's Sumitomo Chemical, and Acumen Fund (a nonprofit venture capitalist), ExxonMobil participated in a market-driven project to produce and deliver long-lasting anti-malarial bed nets.

ExxonMobil is also one of the two private sector representatives on the Board of *Roll Back Malaria*, a global partnership founded by WHO, the United Nations Development Program (UNDP), UNICEF, and the World Bank. The partnership's goal is to halve the world's malaria burden by 2010.

Children's Health in Kazakhstan

The U.S. Agency for International Development (USAID) and ExxonMobil partnered in February 2004 to jointly finance a project called "Partnership for Child Health" in Astana, Kazakhstan. This project is aimed at improving the health of more than 30,000 children under the age of 5 living in Astana through a strategy called Integrated Management of Childhood Illnesses (IMCI). The IMCI program includes education, public awareness, and improved medical capabilities, and is the centerpiece of an effort by WHO and UNICEF to reduce the key causes of death for children.

Every year at least 300 million acute cases of malaria are suffered globally, resulting in more than 1 million deaths.

HELP US HELP CAMPAIGN

In 2004, ExxonMobil announced partnership grants to AED/Netmark to expand the successful *Help Us Help* campaign to Cameroon, Ghana, and Zambia. *Help Us Help* is a social marketing campaign designed to expand the use and distribution of insecticide-treated bed nets.

"The ExxonMobil additions to the partnership served as a catalyst in terms of both program impact and corporate social responsibility. Public health results were achieved by the synergistic effect of the partners in improving insecticide-treated bed net production, distribution, and promotion at the country and global level. Both AED/Netmark and ExxonMobil benefited from this joint initiative."

Malick Diara
Senior Advisor, AED/Netmark

2004 Africa Health Initiative Partners Include:

AED/Netmark: Grants to run the *Help Us Help* campaign in Cameroon, Ghana, and Zambia. The campaign teaches preventative actions and distributes vouchers for long-lasting, insecticide-treated bed nets to pregnant women.

Africare: Community-based malaria intervention and early treatment in Angola. The project includes community education on prevention and case management, volunteer training, and the provision of anti-malarial drugs and literature.

American Red Cross: Bed net distribution in conjunction with national measles vaccination campaigns in Equatorial Guinea and Chad.

Harvard Malaria Initiative: Research into the mechanisms and genomics of the African malaria parasite and to train African scientists in anti-malarial drug techniques.

Medicines for Malaria Venture: Support of the development and discovery of new anti-malarial drugs.

Medisend International: Supply of medical, surgical, diagnostic, and therapeutic medical supplies and equipment to hospitals in Nigeria and Equatorial Guinea.

MENTOR (Malaria Emergency Technical and Operational Support): Building the capacity of Angolan emergency health providers by disseminating best practices in malaria prevention, diagnosis, surveillance, and case management.

Population Services International (PSI): Expansion of social marketing of long-lasting, insecticide-treated bed nets in Cameroon.

Project Hope: Village Health Bank pilot program in Mozambique. The program will combine micro-credit lending with health education.

World Economic Forum – Global Health Initiative: Establishes standards for workplace malaria management, creates advocacy materials, and negotiates public-private partnerships.



ExxonMobil's Dr. Ana-Margarida Setas-Ferreira talks with young people in Angola on the important role bed nets play in malaria prevention.

StopAIDS— AFRICAN WORKPLACE HIV/AIDS EDUCATION AND PREVENTION PROGRAM

In 2004, ExxonMobil initiated a comprehensive workplace program known as *StopAIDS* to help address the devastating HIV/AIDS pandemic and its potential impact on our workforce. By July 2005, employees in more than 20 sub-Saharan Africa countries will be participating in our *StopAIDS* program.

The primary aim of *StopAIDS* is prevention education to encourage safer behavior. *StopAIDS* education covers topics such as understanding HIV/AIDS, assessing personal risk, protection methods, the role of counseling, and living positively with HIV/AIDS. Throughout the program, ExxonMobil encourages a climate of caring and trust to avoid the stigma often associated with HIV/AIDS. We do not test for HIV, and HIV status is not a factor in deciding an employee's ability to work.

ExxonMobil is also working to ensure that coverage for locally available treatment of HIV/AIDS is part of the company's medical plan in each country and that HIV/AIDS is addressed like other illnesses for medical insurance purposes. Coverage is provided for ExxonMobil employees and their dependents who participate in company-provided medical plans.



Norris Ongalo, a trained peer educator, and Anthony Mugambi participate in a *StopAIDS* program launch in Kenya. *StopAIDS* is a part of a comprehensive workplace program to help address the potentially devastating effect of HIV/AIDS on our workforce.

A knowledge, attitude, and practice survey will help measure *StopAIDS*' impact and provide focus for improvement. More information can be found at *www.exxonmobil.com/health*.

> "With *StopAIDS*, ExxonMobil has demonstrated leadership by designing a truly comprehensive and world-class program."
>
> Richard A. Frank
> President, Population Services International

Future Highlights

- In 2004, ExxonMobil launched the IMPACT Enterprise™ project, a state-of-the-art tool that captures and analyzes near-misses and incidents for company-wide follow-up. This $8.7 million investment will be completed by mid-2005. It will result in reporting efficiencies as well as provide a single worldwide safety database intended to help facilitate further improvements.
- In 2005, ExxonMobil plans to spend up to an additional $10 million on new Africa Health Initiative grants. These grants will continue and increase the company's commitment in the fight against malaria in Africa.

See our website at *www.exxonmobil.com/citizenshipawards* for a complete list of health and safety awards received in 2004.

Focus on Citizenship: Chad and Cameroon

Although initial oil exploration began in Chad in the late 1960s, it was not until the mid-1970s that drilling projects proved oil existed. Nearly 20 years passed before reserves sufficient to support a commercially viable project were discovered.

Even then, the beginning of construction was still another seven years away as ExxonMobil planned and completed detailed engineering, environmental, and socioeconomic studies, including the largest consultation program of its type ever undertaken in Africa and perhaps the world.

In late 2000, construction began on a 663-mile pipeline to connect the fields to a marine terminal off the coast of Cameroon, so that Chadian oil could finally reach the market.

OUR APPROACH

Throughout the long stretch between initial findings and construction, ExxonMobil demonstrated its long-term commitment to the project.

The key was the creation of a strong partnership with the World Bank, which viewed the project as an opportunity to help promote economic development in Chad. We were joined in the effort in 2000 by consortium partners ChevronTexaco and Petronas.

One of the project's unique legal requirements – structured by the World Bank and the government of Chad – requires that 72 percent of the country's share of project revenues be allocated to education, health, infrastructure, and agriculture.

From the beginning, Esso Chad and the other consortium partners involved local communities in listening to concerns and questions about the project. The company reached tens of thousands of people in the planning phase. During the first year of construction, more than 1,000 village meetings were held involving more than 37,000 people. These meetings continued through development and construction, and they continue today. In the third quarter of 2004, for example, 190 community consultations were conducted, reaching approximately 6,800 people.

The project team ensures transparency in compensation for the use of land that formerly served as small farms. A thorough four-step process is used to determine that Esso Chad and the individual agree that compensation amounts for land and improvements on the land are accurate, and that negotiations and final compensation are handled in public. By the end of 2004, $16 million in cash and in-kind payments had been made to villagers in Chad and nearby Cameroon.

Esso Chad and its partners made significant public contributions to communities through a community compensation program that funded new classrooms and school upgrades, community facilities such as marketplaces, water towers, wells, and farming equipment. In each case, the local community alone determined its primary needs, and the project provided the funding. In addition, more than $1 million was allocated in 2004 to support local health projects as part of the broad Africa Health Initiative.

Early construction and project employment goals have been exceeded, providing thousands of jobs for local citizens and helping spur local economies. Esso Chad also established a world-class training facility in the country for its Chadian employees.

Because of the emphasis on hiring, training, and promoting local workers, more than 50 percent of the Chadians and Cameroonians employed on the project now hold supervisory and skilled positions. Local companies are benefiting, too, as the project relies on in-country vendors at every opportunity. In 2004, we spent close to $170 million with local suppliers.

The multiplier effect of this investment – in terms of both salaries and local purchases of goods and services – is helping to create economic development and jobs beyond the oil fields. In 2005, the project's direct and ripple-effect spending will generate economic activity equivalent to more than one-fourth of the country's gross domestic product for the year 2000, the year before the start of construction.



The Chad/Cameroon consultation effort has been aimed at fostering two-way communication. Here, at a village meeting conducted by the project, a question-and-answer session is under way.

Focus on Citizenship: Qatar

Qatar is quickly on its way to becoming the world's top supplier of liquefied natural gas (LNG). As the industry grows, so does the need for skilled and experienced employees—Qataris trained in LNG engineering, environmental management, and related fields—and a supporting infrastructure of suppliers and contractors.

OUR APPROACH

As a long-time partner in Qatar, ExxonMobil is making a key investment in a unique education and research facility that will help advance operational knowledge for the LNG industry while opening opportunities for local citizens interested in developing related skills.

The ExxonMobil LNG Safety and Environmental Institute, a planned anchor facility in Qatar's Science and Technology Park in Education City, will focus on identifying and developing technologies and protocols to help ensure excellent safety and environmental performance across all of Qatar's LNG facilities.

We expect to invest $20 million to $25 million during the next five years to develop the Institute and operate the research program. The Institute will contain offices, laboratories, and training facilities.

The Science and Technology Park is a critical component of the Qatari government's vision for its future and will play an important role in our extensive research and development efforts.

Potential areas of research include identifying and addressing operational issues in LNG facilities, new sulfur management technologies, and cost-effective, environmentally appropriate methods for managing water use and discharge. The goal is to continue to find ways to operate LNG facilities more safely and effectively as the industry grows.

In addition, the Institute will be involved in LNG education, providing opportunities to train, develop, and hire Qatari nationals involved in the industry. Achieving a high level of local involvement wherever we operate is a priority for us and key to our goal of developing a strong and diverse worldwide workforce.



ExxonMobil is establishing a Liquefied Natural Gas Safety and Environmental Institute as an anchor tenant in the recently announced Science and Technology Park in Education City, Doha, Qatar.

The ExxonMobil LNG Safety and Environmental Institute will develop technologies to help ensure excellent safety and environmental performance across Qatar's LNG facilities.

Focus on Citizenship: The Netherlands

The European Union introduced the new Emissions Trading Scheme (ETS), a virtual marketplace for emissions, in which a company can buy and sell the rights to emit greenhouse gases not covered by its assigned quota. For the marketplace to work, a common standard for measuring emissions is needed.

OUR APPROACH

Esso Nederland BV invested several years in working with the government and industry to cooperatively build the foundation for an emissions trading marketplace.

This collaboration resulted in Esso Nederland's development of a comprehensive monitoring protocol to measure carbon dioxide (CO_2) and nitrogen oxide (NO_x) emissions in preparation for the opening of emissions trading. The 120-page protocol, created by a team of six environmental and technical employees from across the company, defines, in great detail, how the company will measure and calculate greenhouse gas emissions at its Rotterdam refinery.



Engineers at ExxonMobil's Rotterdam refinery in The Netherlands, including (from left to right) Coen Janssen, Clemens Duyvesteijn, Jurjan van Tol, and Xander van Mechelen, wrote a comprehensive monitoring protocol to measure carbon dioxide and nitrogen oxide emissions in preparation for the European Union's ETS. The protocol has been promoted as a best practice across the European Union.

In The Netherlands, approximately 250 industrial combustion facilities were required to have a validated monitoring system in place by the end of 2004. In August 2004, the Dutch government honored Esso Nederland BV and its employees for being the first company to have a completed, combined, and validated monitoring protocol. They also recommended that the Esso Nederland protocol be promoted as a best practice in The Netherlands and across the European Union.

A common monitoring protocol will help create a level playing field within industry for emissions trading and compliance assessment. The consistent use of this monitoring protocol across all affected operations helps ensure that we efficiently meet our environmental responsibilities.

> "The Netherlands has been unique in the cooperation between the government and industry. I want to thank the staff at ExxonMobil for their long-term dedication and cooperation with my ministry in the design and development of the Emissions Trading Scheme."
>
> Pieter van Geel
> Secretary of State for the Environment, The Netherlands

Focus on Citizenship: Sakhalin, Russia

Offshore Sakhalin Oblast in the Russian Far East, ExxonMobil subsidiary Exxon Neftegas Limited (ENL) is developing the Chayvo, Odoptu, and Arkutun-Dagi oil and gas fields for the Sakhalin-1 consortium.

In Sakhalin, as in every region where we operate, we seek to hire local employees, build capacity, and contribute to local economic progress.

OUR APPROACH

For ExxonMobil, the primary community focus in Sakhalin is helping local residents develop the skills needed to enable them to participate in today's highly technical oil and gas business — including English-language training.

Currently, more than 100 technicians are involved in extended training programs. Some are learning English in classes on site; others have been sent to ExxonMobil facilities around the globe to practice related industrial skills.

The goal is to help ensure that local residents have the right tools and training to develop their careers as work on Sakhalin moves forward.

Another aspect of this focus on training is supporting the growth of local suppliers and contractors, one of our key initiatives for community development. A recent agreement between Sakhalin Alaska Technical College and one of the project's major contractors will enable Russian-certified welders to improve their skills through specialized classes. With funding from ENL and a grant from the U.S. Agency for International Development (USAID), the welding classes are expected to produce as many as 60 internationally certified welders.

We are also engaged in a micro-financing program for small and medium-sized businesses, with a focus on those in the oil field services industry.

In conjunction with USAID and our partners, we are providing $500,000 in loan capital to make non-collateral business loans to new entrepreneurs in the Nogliki and Okha districts of Sakhalin. The goal of the program is to help local businesses capture more of the benefits of economic development in the region's oil and gas industry, create jobs, and provide business training to stimulate the small-business sector.

We expect the program to reach self-sufficiency in a few years so that it can continue to provide small-business financing indefinitely.

"Exxon Neftegas Limited has always been sensitive to and publicly demonstrative of its corporate social responsibility for the Sakhalin Island public interest. For example, ENL has supported our idea of welder training, and, were it not for ENL, this expensive and advanced craft training would not have been available to Sakhalin companies needing good specialists for participation in construction project bids."

Tatiana Khmelyova
Managing Coordinator/Welding Training Project Manager, Sakhalin Alaska Technical College



James Flood, Exxon Neftegas Limited vice president, addresses participants at the welders' school opening ceremony, held in November 2004. The welding classes are expected to produce as many as 60 internationally certified welders.



Evan Birchard, Environmental Advisor for the Mackenzie Gas Project, consults with community members in Aklavik, Northwest Territories.

Focus on Citizenship: Canada

A key issue in developing natural gas reserves in Canada's Northwest Territories has been to successfully work with and address the concerns of the region's Aboriginal peoples.

OUR APPROACH

The Mackenzie Gas Project — led by ExxonMobil majority-owned affiliate Imperial Oil — includes ExxonMobil Canada, two other major oil companies, and the Aboriginal Pipeline Group (APG), which represents the interests of the Northwest Territories' Aboriginal peoples.

The APG was formed in 2000 to provide local Aboriginal people an active voice in the project and an opportunity to acquire a working interest in the Mackenzie Valley Pipeline, which will connect natural gas resources in the Mackenzie Delta with existing pipelines in Alberta. Together, the APG is working with the other partners on all aspects of the proposed pipeline.

From the project's inception, Imperial Oil has invested a great deal of time and effort to help ensure that the lines of communication with the Aboriginal people of the Northwest Territories stay open. The result is one of the most thorough, ongoing community-engagement efforts in Imperial Oil history.

Imperial Oil has opened three field offices in communities located along the pipeline corridor. Aboriginal employees play a major role in passing along information and answering questions. The company produces a quarterly newsletter and distributes brochures, booklets, and video presentations that explain details about the pipeline. Several of these materials have been translated into Aboriginal languages.

Over the past few years, Imperial Oil staffers have conducted more than 1,000 community meetings, workshops, and open houses to discuss the project, answer questions, and listen to concerns. In addition to holding public meetings, project representatives met with community groups such as hunter and trapper committees, renewable resource councils, elders, youth groups, and councils. In January 2004, the company sponsored a trip for 24 community leaders from 13 communities to visit a pipeline construction site in Alberta.

Feedback from residents has been important in project planning. Numerous modifications have been made to pipeline routing and the locations of compressors and other facilities in response to environmental, cultural, and socioeconomic issues raised by communities. The project is also working with elders to gather traditional knowledge to supplement scientific data. This information has also helped guide project-design and construction-planning decisions.

Even though the project is still seeking regulatory approval, the partners are working to make sure that local businesses are participating in and benefiting from the project. In the first three years of the data-gathering and planning processes, an estimated $58 million was spent with Northern residents and Northern businesses, including joint ventures. In addition, the companies have helped set up a pipeline operations training program to ensure that local residents will be qualified for future jobs.

Social Responsibility

Management Systems: ***Standards of Business Conduct***
Labor Practices Policy
Social Impact Assessments
Best Practices in External Affairs

Focus Areas: **Human Rights**
Business Ethics
Employment Policies and Practices
Community and Society

With operations in close to 200 countries and territories and a 120-year history, we have a long tradition of making a positive contribution in the communities and economies in which we operate.

We recognize the importance of dialogue with audiences that have an interest in our operations, including investors, customers, suppliers, employees, communities, governments, NGOs, and academia.

Our communications take a variety of forms, from shareholder meetings — including those with analysts and institutional shareholders as well as our annual general meeting of shareholders — to opinion-leader dialogues. In addition to day-to-day interaction with many interested parties, the company meets with opinion leaders and NGOs through periodic dialogue sessions in North America, Europe, Asia Pacific, and Africa. This process provides an opportunity to hear from others and communicate on a variety of topics, including governance, the environment, energy, and social issues.

Human Rights

ExxonMobil's *Standards of Business Conduct* provides a worldwide framework for responsible operations and is consistent with the spirit and intent of the United Nations' *Universal Declaration of Human Rights*, as it applies to private companies and the *Fundamental Principles and Rights at Work* of the 1998 International Labor Organization Declaration. These policies support our commitment to human rights and include freedom of association, elimination of forced or compulsory labor, abolition of child labor, and equal employment opportunity.

Governments have the primary responsibility for protecting and promoting human rights. However, the private sector also has a responsibility to respect human rights within the legitimate role of business.

ExxonMobil places a high priority on promoting human rights throughout the world, not only because we believe it is the right and responsible thing to do, but also because doing so promotes stable and productive business environments. ExxonMobil condemns human rights violations in any form.

While recognizing that host governments have the responsibility for maintaining law and order, security, and respect for human rights, we believe:

- We have an important role to play in promoting respect for human rights;
- Our business presence can and should have a positive influence on the treatment of people in the communities in which we operate;
- Security and respect for human rights can and should be compatible; and
- Human rights violations are not acceptable and should be condemned.

SECURITY AND HUMAN RIGHTS

It is our duty to take appropriate security measures to address risks to local employees and their families, and to our contractors and the assets of our shareholders.

In 2004, ExxonMobil continued its role as an active participant in the U.S./U.K. dialogue on *Voluntary Principles on Security and Human Rights*. We see these principles as affirming the constructive role that business can play in supporting human rights. Our goal in participating in this ongoing dialogue is to share best practices and learn from others' experiences in the area of human rights and security management. Detailed guidance for implementing the principles has been developed and will be applied at operating sites beginning in 2005.

Business Ethics

POLITICAL INVOLVEMENT

ExxonMobil believes that registering and voting, keeping informed on political matters, serving in civic bodies, and campaigning and office-holding at local, state, and national levels are important rights and responsibilities of the citizens of a democracy.

It is the policy of Exxon Mobil Corporation to refrain from making contributions to political candidates and political parties, except as permitted by applicable laws in the United States and Canada, and as authorized by the Board of Directors.

Exxon Mobil Corporation does not contribute to candidates for federal office in the United States, whether they are running for president or Congress.

The ExxonMobil Political Action Committee (PAC) restricts solicitation for voluntary contributions to eligible employees who have policymaking, managerial, professional or supervisory responsibilities and who are U.S. citizens. In addition, retirees who are U.S. citizens and who own shares of ExxonMobil stock are also solicited. Decisions on whether or not to contribute are left to the discretion of these individuals and are strictly confidential. Contributions go directly to an outside vendor that collects and manages the funds available to the ExxonMobil PAC. Neither names of contributors nor the amounts of any contributions are released to ExxonMobil management.

For the 2003-2004 election cycle, the ExxonMobil PAC recorded disbursements of $861,000, mostly to federal candidates, and receipts of $921,000 from contributors. The ExxonMobil PAC was ranked number 204 out of more than 3,300 PACs in total disbursements for the election cycle.

Outside the United States, Canada is the only country in which an ExxonMobil affiliate makes political contributions. Political contributions by corporations are legal in Canada, within certain prescribed limits. Imperial Oil Limited, a majority-owned Canadian affiliate of the Corporation, follows strict guidelines when making political contributions. These contributions are to registered political parties, and all contributions are within the legal limits. In Canada, all contributions are published by the chief electoral officer.

POLITICAL LOBBYING AND ADVOCACY

ExxonMobil, like many U.S. companies, labor unions, and special-interest groups, evaluates and tracks proposed legislation so that we can effectively explain or advocate the Corporation's position when necessary. Such lobbying is highly regulated in the United States and subject to public disclosure. ExxonMobil complies fully with these regulations.

All lobbying in the United States is reported in aggregate in the *Semi-Annual Lobbying Report* to the U.S. Congress. ExxonMobil rigorously applies section 162(c) of the Internal Revenue Code in preparing this report. ExxonMobil includes in such reporting the salary and benefit costs for U.S. state and federal lobbying staff and overhead costs such as building rental and utilities. Also included are nondeductible contributions (as defined by the government), memberships and business support, professional dues, travel and related expenses, state political contributions, as well as administration fees of the ExxonMobil PAC and the ExxonMobil Citizen Action Team.

In 2004 in the United States, ExxonMobil incurred lobbying expenses totaling $7.7 million under this reporting definition. Rankings for the full year are not yet available; however, at mid-year, ExxonMobil ranked 24th in lobbying expenses among approximately 3,000 firms.

BRIBERY AND CORRUPTION

Our policy is to comply with all governmental laws, rules, and regulations applicable to our business. We expect employee candor at all levels and adherence to the policy and controls. All employees are responsible for reporting any suspected violation of law or corporate policy to management.

Each year, all managerial, professional, and technical employees are required to confirm that they have read and are familiar with the policies set forth in our *Standards of Business Conduct*. The company's foundation policies in the *Standards of Business Conduct* prohibit corruption of any type.

Our management framework to prevent bribery and corruption includes clear guidance on ethics, gifts and entertainment, conflict of interest, antitrust, and directorship policies.

Sound financial control is fundamental to our business operating model. We have established effective control mechanisms for our worldwide operations. Responsibilities for authorizing, approving, and recording transactions are appropriately

Discrimination in any form by or toward employees, contractors, suppliers, or customers is prohibited. This applies throughout the world and encompasses all forms of discrimination, including discrimination based on sexual orientation.

segregated to reduce risks of a single employee having exclusive knowledge, authority, or control over any significant transaction or group of transactions.

Approximately one-third of the Corporation's business activities and operating units are audited each year, and all operating units undergo regular self-assessments to provide assurance that operating standards are met. ExxonMobil employs more than 250 internal auditors, who are deployed throughout its facilities and business units at an annual cost of more than $50 million. Internal auditors have unrestricted access to all facilities, personnel, and records, and are specially trained to identify and report on control issues. They also conduct independent investigations of situations in which noncompliance with ExxonMobil's *Standards of Business Conduct* may have occurred. Significant matters are reported to the Audit Committee of the Board of Directors.

Every year, internal auditors and management conduct investigations of suspected violations of law, business practices, or internal control procedures. Such violations include conflicts of interest, exceeding transaction authority limits, excessive entertainment, falsified expense reports, misuse of company purchases and credit cards, or petty theft. Policy violations by employees lead to disciplinary actions up to and including separation from the company.

We provide a number of mechanisms for reporting suspected violations of law or the Corporation's business practices. Such complaints may be communicated by telephone or mail. Retaliation against any respondent is prohibited, and the anonymity of the respondent can be preserved if desired. All payments to third parties are expected to comply with the Foreign Corrupt Practices Act and ExxonMobil *Guidelines for Payments to Third Parties*.

Employment Policies and Practices

Our success as a business enterprise is rooted in the quality of our employees. Our objective is to hire the most qualified person available for each job opportunity, regardless of individual characteristics unrelated to job performance. We are committed to hiring employees from the communities in which we operate. We are also committed to providing a positive work environment that values the wide-ranging perspectives inherent in our diverse workforce and fosters individual growth and achievement of business goals. Thus, it is essential that ExxonMobil's workplaces be free of all forms of harassment and discrimination.

NONDISCRIMINATION AND EQUAL OPPORTUNITY

Discrimination in any form by or toward employees, contractors, suppliers, or customers is prohibited. This broad policy applies throughout the world and encompasses all forms of discrimination, including discrimination based on sexual orientation. We treat all individuals with respect and dignity.

In addition to providing equal employment opportunity, we also undertake special efforts to:

- Create and support educational programs and recruiting sources and practices that facilitate employment and career development of minorities and women;
- Develop and offer work arrangements that help to meet the needs of the diverse workforce in balancing work and family obligations;
- Foster a work environment free from sexual, racial, or other harassment;
- Make reasonable accommodations that enable qualified disabled individuals to perform the essential functions of their jobs; and
- Emphasize management responsibility in these matters at every level of the organization.

HARASSMENT

Harassment is not tolerated at ExxonMobil. Under our policy, harassment is defined as any inappropriate conduct that has the effect of:

- Creating an intimidating, hostile, or offensive work environment;

- Unreasonably interfering with an individual's work performance; or
- Affecting an individual's employment opportunity.

Harassment policy compliance is evaluated during routine business audits, and disciplinary action is imposed for violations. These violations may result in termination of employees and denial of contractor access to our work sites.

NONRETALIATION AND GRIEVANCE SYSTEM

We encourage employees to ask questions, voice concerns, and make suggestions regarding the business practices of the Corporation. Employees are expected to report promptly to management suspected violations of law, the Corporation's policies, or internal controls. ExxonMobil promptly investigates such reports. By policy, no action may be taken or threatened against any employee for voicing concerns.

Issues that may be covered by a grievance system include human rights, employee rights, ethics, environmental, health, and safety-related issues, and whistle-blowing. We believe nonretaliation and grievance systems help promote both fairness and respect for the dignity of all employees as well as effective engagement between management and workforce regarding employee concerns.

GLOBAL WORKFORCE

At year-end 2004, ExxonMobil's worldwide workforce numbered approximately 86,000. Approximately 38 percent of our employee population was located within the United States and 62 percent internationally, of whom about 4 percent were expatriates. (Expatriates numbered more than 3,200 from 90 different countries and are defined as those working outside of their home countries on ExxonMobil assignments.) Currently, women comprise about 23 percent of our worldwide workforce, excluding company-operated retail stations.

2004 Workforce by Region


Middle East / Africa
6%
Latin America
6%
Canada
9%
Asia Pacific
17%
United States
38%
Europe
24%

Labor Practices

ExxonMobil's *Standards of Business Conduct* provides a framework for responsible operations with regard to employment practices around the world. We support these standards with policies, procedures, and practices that ensure we are operating ethically in all our employment practices, including:

FREEDOM OF ASSOCIATION AND RIGHT TO COLLECTIVE BARGAINING

We recognize and respect our employees' right to join associations and choose representative organizations for the purpose of engaging in collective bargaining.

ELIMINATION OF FORCED OR COMPULSORY LABOR

We do not use forced or compulsory labor. ExxonMobil recruits its employees and provides working conditions, including payment of wages and benefits, in compliance with applicable laws and regulations.

ABOLITION OF CHILD LABOR

We forbid the use of children in our workforce throughout our worldwide operations. All ExxonMobil employees are above the legal employment age in the country of their employment.

EQUAL EMPLOYMENT OPPORTUNITY

We provide equal employment opportunity in conformance with all applicable laws/regulations to individuals who are qualified to perform job requirements.

All third parties, contractors, or vendors involved with ExxonMobil must conduct business in accordance with our business ethics, conflict of interest, and antitrust policies.

INVESTING IN A DIVERSE FUTURE

As a multinational company with ever-growing global operations, ExxonMobil considers it important to enhance employees' skills in communicating and working across cultures. We have continued to develop and update several programs and workshops to provide employees with opportunities to improve their cross-cultural effectiveness.

ExxonMobil closely monitors its diversity performance and continuously strives for improvement. Although the principles that form the foundation of our diversity framework are the same in every country, we recognize that the definition of diversity varies around the world due to cultural differences. Therefore, there is no single definition of diversity or global-performance diversity metric.

In the United States, our focus is on increasing the representation of women and minorities, including African-Americans, Hispanics, Asians, and Native Americans.

Percent of U.S. Employment of Women/Minorities

	1990[1]	1999[1]	2004
WOMEN			
Officials & Managers	12.6	17.1	17.8
Professionals	24.3	26.4	28.8
MINORITIES			
Officials & Managers	10.9	16.9	19.3
Professionals	14.5	18.1	19.4

(1) 1990 and 1999 statistics are a pre-merger combination of data from Exxon and Mobil.

LOCAL EMPLOYMENT AND RECRUITMENT

We are dedicated to maximizing the number of local employment opportunities wherever we do business.

ExxonMobil is committed to hiring employees from the communities in which we operate. As projects in West Africa, Asia, and Russia progress, we are implementing a proven strategy for workforce nationalization. Over the life span of a start-up project, increasing numbers of national employees are brought into operational and leadership roles, both in their home countries and around the world. If the workforce lacks the training and education necessary to sustain operations, we fund and implement our own technical and apprentice-training programs, using both in-country and international educational opportunities.

2004 Management and Professional New Hires


Canada
6%
Middle East/Africa
8%
Europe
13%
Latin America
17%
United States
22%
Asia Pacific
34%

In 2004, ExxonMobil hired more than 2,000 professional employees worldwide. Forty-five percent of these new hires were women and nearly 80 percent were hired outside the United States. (New-hire professional employees are classified as such at the time of employment and have a highly technical or specialized skill set).

2004 Management and Professional New Hires: Percent of Women by Region


Middle East/Africa
5%
Canada
5%
Europe
13%
United States
14%
Latin America
15%
Asia Pacific
48%



Chadians and Cameroonians hired as permanent employees receive classroom training before they fill their positions, but some of the most important training they receive takes place on the job. Expatriate employees have been trained to mentor the host-country workers, with the goal of putting more Chadians and Cameroonians into leadership and professional positions.

PARTNERSHIPS AND INTERNSHIPS

In 2004, ExxonMobil provided more than 600 intern and co-op assignments to top students throughout the world. Through practical work experience, scholarships, and university grants, ExxonMobil hopes to interest the best and brightest students in science and engineering careers.

In several countries, we link our involvement in education and technology to internships that have the potential to lead to full-time employment. Esso Italiana, for example, supports a full-time graduate program in environmental management and economics at Bocconi University in Milan. This one-year course is intended to provide resources to develop new, highly qualified professionals in environmental management. We offer one internship per year at our Sarpom refinery for this program.

ExxonMobil Canada funds and actively supports a program called *Techsploration*, which promotes nontraditional female vocations in Nova Scotia, Newfoundland, and Labrador. *Techsploration* targets ninth-grade girls and pairs them with women in nontraditional occupations. The program aims to increase the number of women working in sciences, trades, and technical and technology-related occupations.


Mobil

Elizabeth Essien, Area Operations Manager, Mobil Producing Nigeria

The Changing Face of Leadership

Elizabeth Essien's first experience in the energy industry was a two-week stint in 1984 at Mobil Producing Nigeria's Qua Iboe Terminal in Ibeno, Akwa Ibom State — part of her degree requirement from the University of Benin.

In 1987, she joined the Company full time, and in November 2004, after working her way through a number of positions of increasing responsibility, she was named area operations manager for the Company's east area assets in Nigeria — the first woman to be promoted to this position in ExxonMobil's history in Nigeria.

Essien is an example of the Company's commitment to providing expanded technical leadership opportunities for women. "I really feel that if you can do the job, you will be given the opportunity," she says. "I strongly encourage other women to dedicate themselves to career advancement because those efforts will be rewarded."

Support for Nonprofit Community Summer Jobs (United States and Angola)

In the United States, the ExxonMobil Community Summer Jobs Program provides full-time college students the opportunity to undertake an eight-week paid internship with a nonprofit community organization. The program encourages nonprofit service among the community leaders of the future. Since the program began in 1971, ExxonMobil has provided more than $5.8 million to support almost 3,000 interns. In 2004, the program was active in 10 states, supporting nearly 300 interns.

ExxonMobil has established a similar program in Angola. Since the program's inception in 2001, more than 85 students have participated, including 30 in 2004. In Angola, the program is particularly valuable in introducing university students to the community nonprofit sector and the vital role it plays in improving the lives of individuals and communities.

NETWORKS

In the United States, ExxonMobil supports networks for female, African-American, and Hispanic employees, providing mentoring, coaching, and strategies to enhance personal and professional development. These organizations facilitate open and honest communications with all levels of management on diversity and inclusion issues relevant to their membership.

"It is because of our national partners like ExxonMobil that we can continue to positively impact the lives of thousands of aspiring engineers nationwide. ExxonMobil was one of our founding partners and is helping to build the diverse engineering workforce the nation needs."

Dr. John Brooks Slaughter
President, National Action Council for Minorities in Engineering

ExxonMobil Received NACME 2004 Corporate Leadership Award

In recognition of our 30-year commitment to the organization, ExxonMobil was presented with the National Action Council for Minorities in Engineering (NACME) 2004 Corporate Leadership Award in the United States. ExxonMobil is the all-time largest contributor to NACME, having contributed more than $9 million over the past 30 years.

In addition to the company's involvement with NACME, ExxonMobil supports education programs throughout the world. We also direct funding at improving student learning in science, technology, engineering, and mathematics at all levels of learning. In 2004, ExxonMobil dedicated more than $40 million to education initiatives.

CAREER EDUCATION AND TRAINING

In 2004, our training expenditures totaled $51 million and reached approximately 32,000 employees worldwide. To strengthen our technical capacity, we conducted more than 500 in-house technical courses for about 15,000 employees.



ExxonMobil has the premier Upstream Technical Training program in the industry. Each year, more than 4,000 students receive training at the center.

The commitment to technical excellence was underscored with the opening of a new 100,000-square-foot, state-of-the-art Upstream Technical Training Center on the ExxonMobil Upstream Research Company campus in Houston. The training center serves more than 4,000 students annually from across ExxonMobil's exploration, development, production, gas, and research businesses. It is also available to assist key business partners with their training needs. It features built-for-purpose, multiuse classrooms with high-performance audiovisual equipment.

ExxonMobil identifies and develops future leaders on a worldwide basis, drawing upon our diverse employee population. During 2004, 2,108 employees around the world participated in ExxonMobil's leadership-development training programs. Approximately 20 percent of participants were women, and 60 percent were international employees.

Training and Development in Chad

Since 2000, Esso Chad has recruited more than 105 operations technicians for its production facilities in Kome. Each new employee completes a five-year training program in preparation for a future role in operations.

The training program is divided into four stages: base training, skills training, facility-specific training, and on-the-job training. Stage one incorporates company culture, policies, and procedures with an emphasis on safety consciousness and business ethics. Major components of this program include English-language training, petroleum fundamentals, and a pre-technology program.

Stage two consists of a combination of theoretical and practical applications relating to each operation's discipline–instrumentation, electrical, mechanical, and process/production operations. Between 2001 and 2003, 42 technician trainees were sent to the United States and Canada to complete this discipline-specific program. In early 2004, in conjunction with the start-up of production facilities, Esso Chad opened a training center in Kome to provide this training within the country.

Stage three provides an orientation into the work unit that then launches employees into on-the-job assignments, during which they are assigned a mentor for the final stage. Of the 105 technician trainees hired since 2000, 48 are currently working on the job, nearing the completion of the program.The remaining employees are still in the early stages of the program.

Community and Society

COMMUNITY ENGAGEMENT

Before investing in major projects in new areas, ExxonMobil prepares comprehensive social needs assessments. This formal process identifies both potential risks to the community, as well as local needs and aspirations.

We are committed to ongoing engagement with our communities. During the life of a project or facility, we meet regularly with community leaders, community associations, and NGOs that are interested in our operations. Two-way dialogue helps us better understand the viewpoints and concerns of the diverse communities we operate in and provides us with an opportunity to share information on operational processes, environmental safeguards, future plans, and strategies.

ExxonMobil's community relationships are an essential element of our global business. We are making a continuous effort to improve and enhance the quality of our community engagement. In 2004, we launched a global initiative to share best practices and encourage excellence in community relationships at every level.

The *Best Practices in External Affairs* effort is designed to assist our operations and businesses in determining how to build, focus, and/or improve effectiveness and efficiency of external affairs.

This initiative recognizes that the business, country, and community context of every operation is unique and not prescriptive. It provides flexible measurement and assessment tools, metrics, and frameworks so that each business can, and must, define and understand its goals and activities, and establish local relationships to better understand needs, priorities, and concerns.

The ExxonMobil *Best Practices in External Affairs* Initiative Includes the Following Guiding Principles:

- Provide opportunities to create mutual understanding and respect through workforce involvement in the community;
- Engage key audiences on an ongoing basis in open, forthright, and proactive dialogue and communication;
- Focus community relations and create realistic expectations by consulting communities in the design and implementation of external affairs programs;
- Engage government officials regularly in dialogue; and
- Demonstrate leadership commitment to proactive external relationships.

In 2004, we launched a global initiative to share best practices and encourage excellence in community relationships.


ExxonMobil

In 2004, ExxonMobil Malaysia was actively involved in supporting English-speaking initiatives in Terengganu State. These initiatives focus on teaching English to children, as well as adults, particularly in rural communities.

Supporting Youth and Education

Education has a powerful multiplier effect on human progress and is essential to economic development and growth. Some examples of our many education initiatives include:

- In Argentina, ExxonMobil supports the Cimientos Foundation, an NGO devoted to promoting educational opportunities for underserved children.
- In Azerbaijan, ExxonMobil has made a commitment to strengthening the educational opportunities for vulnerable refugee children through the funding of curriculum books, such as children's encyclopedia sets and a historical terminology dictionary. We also provided funding for ecological education in Azerbaijan.
- In areas of conflict, children and education are often abandoned and neglected. Our affiliate in Indonesia recognized the need for an intensified model of preschool for children in the conflict area of Aceh and partnered with the North Aceh Women's Council for Family Welfare to help fund and create the Semai Benih Bangsa preschool and kindergarten program.
- In Chile, ExxonMobil has developed a drug-addiction prevention program assisted by a local NGO. The preventative program has been under way for the past six years and is being implemented in eight communities throughout the country. The program links drug prevention with alternate activities for young people, such as the formation of youth symphonic orchestras in low-income areas.
- The PTech program at our Baton Rouge, Louisiana, facilities provides a forum for ExxonMobil to work closely with the process technology curriculum at nearby community colleges to prepare students for careers in the industry.
- Employees at the Esso Sriracha refinery in Thailand have raised funds to support an anti-drug program in the area. Esso established and continues to fund the Anti-Drug Sports Foundation of the Laem Chabang people, who live near the refinery.
- In 2003 and 2004, ExxonMobil and its employees in China donated tuition and reference books for hundreds of students near the Three Gorges Dam. The majority of students helped were girls, usually the first to drop out of school when their families experience hardship.
- In Germany, ExxonMobil has supported the Young German Philharmonic Orchestra for a quarter century. Since its founding, more than 2,000 young musicians have participated.
- Our affiliate in Malaysia has worked to help improve the nation's English-speaking capabilities, particularly among the rural communities in Terengganu State. These include the funding of three major English-speaking improvement programs: the Terengganu English Resources and Information Center, interactive learning at the English Theme Park in Kemasek, and the Redang Educational Development for Higher Achievement program.

For more information on our Youth and Education programs, see our website at *www.exxonmobil.com/community.*

SUPPORTING GROWTH — CAPACITY BUILDING

ExxonMobil believes that one of the most important contributions we can make to a community is to help support economic growth. We do this through investment, employment, support for the rule of law, assistance with education and training, the transfer of knowledge and skills, and the purchase of local goods and services. When operating in communities that lack local capabilities, we work with governments and others to develop them.

In addition, we aim to help ensure that every major project funded in the developing world by the ExxonMobil Foundation, the primary philanthropic arm of the Corporation, has a capacity-building element, either human or organizational. Projects are designed so that either the project itself or the benefits of the project will be sustainable in the long term.



Our capacity-building efforts in Angola have included technical job training and support for education and health initiatives. We believe that active support for economic growth is one of the most important contributions we can make to a community.

INDIGENOUS COMMUNITIES

ExxonMobil works to help address the special needs of indigenous communities in the areas where we operate.

Following a social-needs assessment in Cameroon, an *Indigenous Peoples Plan* was implemented to provide improvements in the lives of the Bakola/Bagyeli people, who inhabit a portion of the Chad-Cameroon pipeline area. The program is intended to provide both short- and long-term improvements to living standards, with initiatives including health care, education, agriculture, and housing.

In addition, the consultation conducted as part of the social-needs assessment concluded that a high-priority project for the indigenous people was to provide assistance in obtaining national identity cards required for accessing basic social services. The program is now helping the Bakola/Bagyeli establish themselves as full-fledged Cameroon citizens with social and economic benefits and applicable land rights.

On Sakhalin Island in Russia, the export pipeline and facilities of the Exxon Neftegas Limited-operated Sakhalin-1 project are located in areas used by traditional native industries, such as reindeer herding and fishing. Exxon Neftegas Limited has signed a "Statement of Mutual Assistance and Cooperation" with the Sakhalin Oblast Association of Minority Indigenous Peoples of the North. The program is designed to help native people through a program of mini-grants.

In the framework of its agreement, Exxon Neftegas Limited and the Association formed an advisory board, which meets regularly to review and support native community projects. The long-term goal is to help communities find financing for needs not covered by government funding, including improvement of living conditions, access to medical treatment, and the preservation and promotion of traditional culture. This agreement has evolved into a broader industry/government initiative to seek project consultation with indigenous people on socioeconomic issues.



Exxon Neftegas Limited, in its partnership with the Sakhalin Oblast Association of Minority Indigenous Peoples of the North, supports the preservation and promotion of traditional culture, such as the IX Regional Festival of Northern People in March 2004.

RESETTLEMENT AND LAND RIGHTS

ExxonMobil upholds property rights in all of the nations in which we operate. In the rare instances when there is resettlement, we work to resettle and compensate people fairly and justly.

For example, our Chad-Cameroon Project has an extensive land rights program for compensation, resettlement, and retraining.

The project put in place an individual compensation program to address site-specific direct impacts on affected households, and also supplemental community-compensation programs in both Chad and Cameroon. These programs address the more-diverse and geographically dispersed long-term impacts related to construction activities and the presence of permanent installations such as the pipeline, pump stations, oil wells, and oil-processing facilities.

Environmental and Social Impact Assessments

Environmental and Social Impact Assessments (ESIA) are appraisals of the impact that oil and gas operations might have on the ecology and the societies of host countries, regions, and communities. These assessments include local, national, and international participants as appropriate. They can be used at any stage of the industry life cycle: a new country entry, an exploration phase, a new development activity, change to an existing activity, or the decommissioning or closure of an existing operation. An ESIA identifies ways to mitigate any adverse environmental and social impacts and enhance positive ones. An effective ESIA optimizes the design of oil and gas operations to account for potential environmental and social impacts, and ensures that participant views are incorporated and addressed throughout the project life cycle.

While extensive efforts were made to avoid resettling oil field-area residents, there were some situations in which farms would no longer be economically viable because the project required a significant percentage of a farm's land. In such cases, households were offered complete reimbursement for investments on the land, such as buildings. In addition, households were offered the choice of a new farm or one of two alternatives to resettlement – off-farm training or improved agricultural training.

In 2004, the *Off-Farm Training Program* graduated its third group of students after one to two years of instruction in non-agricultural trades ranging from auto mechanics to catering.

After undertaking initial training in the *Improved Agriculture Program*, farmers are given grants to purchase equipment and materials to achieve better production on smaller farms. Women's associations have largely focused on training in vegetable farming and preparation of products made from local resources.

The broader community-compensation program in Chad has completed a significant portion of its second phase. Eighty education, community-facility, and water projects have been completed, and construction has begun on an additional eight projects. Eighty-eight villages have been classified as eligible for community compensation in Chad.

Projects have included new school classrooms, marketplace construction, community-building construction, creek crossings, food mills, water towers, water wells, health center upgrades, provision of medical and agricultural equipment, and micro-development projects. By the end of 2004, total individual land-use compensation paid by the project in Chad and Cameroon totaled more than $16 million.



This farmer used the money he received from Esso Chad's individual compensation program to purchase oxen, a plow, seeds, and shovels to help him achieve better production on his small farm.

SOCIAL INVESTMENTS

During 2004, ExxonMobil affiliates and the ExxonMobil Foundation combined to provide $106 million in charitable contributions and community investment worldwide. We directed $40 million of the funding to education, with other priority areas in health and environmental projects. These funds include investments through joint-venture arrangements, Production-Sharing Agreements, and contractual social-bonus arrangements.

By the end of 2004, total individual land-use compensation paid by the project in Chad and Cameroon totaled more than $16 million.

Contributions are considered to be voluntary donations of cash or goods and services made to organizations for social investment, in compliance with our ethics policies and all applicable domestic and international laws and regulations. Recipient organizations include registered charities, nongovernmental organizations, and nonprofit educational, health-related, and cultural organizations. Government agencies providing similar services may also qualify for ExxonMobil contributions.

Supported projects vary from location to location, but our corporate focus areas are education, health, and the environment. Affiliates may also support programs to meet other urgent human needs in their communities.

ExxonMobil 2004 Contributions
(U.S. dollars)


Public Policy Research $6.5 million
Environment $3.4 million
WORLDWIDE TOTAL $106.5 million
Employee Giving Campaigns $6.6 million
Civic and Community $28.5 million
Health $10.1 million
Arts and Culture $11.4 million
Higher Education $28.0 million
Pre-College Education $12.0 million

Future Highlights

- Guidance for implementing the *Voluntary Principles on Security and Human Rights* will be rolled out at operating sites in 2005.
- Commencing in 2005 and consistent with ExxonMobil's long-term commitment to education, ExxonMobil will help fund women's and girls' education initiatives in the developing world.
- During 2005, further enhancements to ExxonMobil's Workplace Flexibility Programs will take effect. These changes will strengthen the program's effectiveness in the following areas:
  - Increasing the retention of employees who need additional flexibility to continue employment at various points in their careers;
  - Providing supervisors with tools to foster a work environment in which reasonable flexibility is accommodated; and
  - Positioning employees to work more effectively, knowing that the company will support them, as the business allows, when they have a personal need.
- As ExxonMobil operations expand around the globe, acquiring an understanding of diverse cultures has become increasingly important for our success. To assist employees in this effort, in 2005 ExxonMobil Global Training and Education will be using GlobeSmart,® a web-based cultural-education tool that provides quick and easy access to extensive information on how to conduct business effectively in various countries around the world. The tool provides information based on business needs that range from infrequent contacts with employees and customers in global locations to living and working in other countries.

Index

Subject Index

Country Index

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ExxonMobil Corporate Citizenship Report 2004

WHICH OF THE FOLLOWING DESCRIBES YOU?

____ ExxonMobil employee/contractor
____ Private investor
____ Institutional investor
____ Socially responsible investor
____ NGO representative
____ CSR professional
____ Media
____ Government member
____ Other (please specify) ____________

HOW WOULD YOU PREFER TO READ THE CORPORATE CITIZENSHIP REPORT?

____ Printed copy
____ Online version
____ Both print and online

WHICH SECTION(S) OF THE REPORT DID YOU FIND THE MOST INFORMATIVE?

1 (Extremely informative), 2, 3, 4, 5 (Least informative)

____ Economic
____ Energy Outlook
____ Environment
____ Health & Safety
____ Human Rights & Business Ethics
____ Workplace & Employees
____ Communities
____ "Focus on Citizenship" case studies

OVERALL, HOW WOULD YOU RATE EXXONMOBIL'S CORPORATE CITIZENSHIP REPORT?

1 (Extremely useful), 2, 3, 4, 5 (Not at all useful)

____ Overall Rating

PLEASE RATE THIS REPORT ON THE FOLLOWING CRITERIA:

1 (Excellent), 2, 3, 4, 5 (Poor)

____ Relevant coverage of issues
____ Balance and credibility
____ Clarity
____ Completeness
____ Appearance/format

WHAT INFORMATION WOULD YOU LIKE TO SEE INCLUDED IN NEXT YEAR'S REPORT?

____
____
____
____
____

TO PROVIDE MORE FEEDBACK GO TO *WWW.EXXONMOBIL.COM/CITIZENSHIP.*

ExxonMobil Corporate Citizenship Report 2004

WHICH OF THE FOLLOWING DESCRIBES YOU?

____ ExxonMobil employee/contractor
____ Private investor
____ Institutional investor
____ Socially responsible investor
____ NGO representative
____ CSR professional
____ Media
____ Government member
____ Other (please specify) ____________

HOW WOULD YOU PREFER TO READ THE CORPORATE CITIZENSHIP REPORT?

____ Printed copy
____ Online version
____ Both print and online

WHICH SECTION(S) OF THE REPORT DID YOU FIND THE MOST INFORMATIVE?

1 (Extremely informative), 2, 3, 4, 5 (Least informative)

____ Economic
____ Energy Outlook
____ Environment
____ Health & Safety
____ Human Rights & Business Ethics
____ Workplace & Employees
____ Communities
____ "Focus on Citizenship" case studies

OVERALL, HOW WOULD YOU RATE EXXONMOBIL'S CORPORATE CITIZENSHIP REPORT?

1 (Extremely useful), 2, 3, 4, 5 (Not at all useful)

____ Overall Rating

PLEASE RATE THIS REPORT ON THE FOLLOWING CRITERIA:

1 (Excellent), 2, 3, 4, 5 (Poor)

____ Relevant coverage of issues
____ Balance and credibility
____ Clarity
____ Completeness
____ Appearance/format

WHAT INFORMATION WOULD YOU LIKE TO SEE INCLUDED IN NEXT YEAR'S REPORT?

____
____
____
____
____

TO PROVIDE MORE FEEDBACK GO TO *WWW.EXXONMOBIL.COM/CITIZENSHIP.*


ExxonMobil

Baytown, Texas, refinery laboratory.

ExxonMobil United States Employment Data 2004

Officers and Managers —
Percent of U.S. Employment


Women
Minorities
20
15
10
5
0
1990 1999 2004

Professionals —
Percent of U.S. Employment


Women
Minorities
30
25
20
15
10
5
0
1990 1999 2004

(Note: 1990 and 1999 statistics are a pre-merger combination of data from Exxon and Mobil.)

ExxonMobil continues to pursue development of a diverse and highly talented workforce. Achieving this objective depends on our ability to attract and retain the best employees, including women and minorities. Although total employment has decreased slightly over the past few years, the percentage of women and minorities has each remained at over 30 percent.

United States Employment Data 2004*

		Employment of Women		Employment of Minorities	
	Employment	Number of Women	Percent of Employment	Number of Minorities	Percent of Employment
Officials and Managers	6,706	1,193	17.8%	1,294	19.3%
Professionals	12,066	3,479	28.8%	2,346	19.4%
Technicians	2,511	737	29.4%	653	26.0%
Sales Workers	7,518	3,989	53.1%	4,708	62.6%
Office and Clerical	3,721	3,104	83.4%	1,458	39.2%
Craft (Skilled)	8,150	558	6.8%	2,156	26.5%
Operatives (Semiskilled)	1,278	110	8.6%	458	35.8%
Laborers (Unskilled)	51	4	7.8%	4	7.8%
Service Workers	144	30	20.8%	57	39.6%
TOTALS 2004	42,145	13,204	31.3%	13,134	31.2%

*Employment figures include long-term, nonregular employees as mandated by U.S. law. Contact the Secretary, Exxon Mobil Corporation, to request a copy of the more-detailed report filed with the U.S. Equal Employment Opportunity Commission.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 5, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to ExxonMobil Corporation

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by The Domestic and Foreign Missionary Society of the Episcopal Church, The Church Pension Group (of the Episcopal Church) and the Benedictine Sisters of Mount St. Scholastica (which are hereinafter referred to collectively as the "Proponents"), each of which is the beneficial owner of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "Exxon" or the "Company"), and which have jointly submitted a shareholder proposal to Exxon, to respond to the letter dated January 13, 2006, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's year 2006 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal requests the Company to report on how it assures accountability for the environmental impact in each and every community in which it operates, and more specifically, (i) how it informs those communities of all emissions (ii) how it integrates community accountability into its Code of Conduct and business practices and (iii) how its operations affect the health of poor people in these communities.

Thus, the Proponents' shareholder proposal first introduces the general topic of accountability for environmental impacts on communities and then requests specific information on three specific aspects of this general topic.

RULE 14a-8(i)(10)

The Proponents applaud the Company for the admirable "2004 Corporate Citizenship Report" (the "Company Report"). Not only does it have fine pictures, but it is also replete with useful information. Unfortunately, none of that information is of the type requested by the Proponents' proposal. Indeed, there is nothing whatsoever in the Company's Report that speaks to the three specific matters enumerated above in the description of the information requested by the Proponents' shareholder proposal. Thus, a careful perusal of the Company's no-action request letter (the "Company's letter") reveals that it is unable to cite even one item in the Company Report that is directly responsive to the Proponents' shareholder proposal request.

The shareholder proposal requests a report on how the Company ensures its accountability for its environmental impacts on each of the "communities where it operates". The shareholder proposal then specifies what it means by environmental accountability by calling for information on three specific aspects of the general problem.. There is not one scintilla of information regarding (i) availability to the communities where it operates of environmental information specific to that community; (ii) how Exxon integrates community accountability into its Code of Conduct or (iii) impacts on the health of the poor. It is probably unnecessary to go thru the Company's letter, section by section, but we shall nevertheless do so to illustrate why the Company's letter is totally unresponsive to the Proponents' request.

"Emission and Environmental Impact Reporting"

The shareholder proposal requests information as to how Exxon makes available information on "its emissions and environmental impact . . . *to members of the communities where it operates*". (Emphasis supplied.) Although numerous pages are cited in the first paragraph of this section (pp. 17, 19, 20, 26, 27 and 56-57), on not one of those pages is there any discussion of the question of how environmental information is made available to the communities in which the Company operates. Tellingly, the following paragraph is really a confession that the proposal is not moot, since Exxon claims there that it "is not practicable" for it to describe how information is made available to local communities. Finally, in the third paragraph of this section, Exxon describes in the first 4 bullets four examples of instances where it has reduced emissions. While we commend the reduction, even these examples fail to give any specific data on the actual amount of emissions either before or after the reductions. Only percentages are given in two of the examples and not even that in the other two. No information is given in response to the request as to how specific information is made available even in the communities described in these bullets. The final bullet deals with Earth 911, which is a recycling project and therefore wholly unrelated to the Proponents' shareholder proposal.

"Integration of community environmental accountability into ExxonMobil's current code of conduct and ongoing business practices."

Although this section talks about how Exxon attempts to engage communities before it undertakes a new project (or does a major expansion of a current one), there is no attempt to show that Exxon builds in accountability to the community after the project has been completed and is in actual operation. This can be seen, first of all, in the penultimate paragraph on page 3 of the Company' letter, where Exxon relies on the "16 foundation policies" set forth on page 5 of the Company Report. However, these 16 "policies" are nothing more than mere headnotes without any description of what they mean. They are therefore worthless in mooting any shareholder proposal that calls for information.

There then follows on pages 3-5 of the Company's letter a discussion of the 11 elements of OIMS. Recall that the shareholder proposal calls for information on Exxon's environmental impacts. None of the eleven topics of OIMS is at all responsive to this request since even the topic that comes closest (number 10) deals only with "emergency response preparedness". (See its description, pages 27-28.) The next two bullets (top of p. 5) deal, respectively, with recycling and worker health. The final bullet deals with planning prior to beginning operations, not with ongoing operations (see p. 33) and appears to be aimed primarily at workers and customers.

The first full paragraph on page five, describing "IMPCT Enterprise", deals with worker safety, while the next paragraph (Best Practices), as can be seen from the five bullets, does not deal in any manner, shape or form with accountability to the communities where Exxon operates. Bullets 1, 4, and 5 are totally irrelevant; bullet 3 is concerned with "community relations" by insuring that communities have realistic expectations; and bullet 2 talks of "dialogue" with "key audiences", not with accountability or providing hard data on actual emissions. Frankly, these five bullets smack of a mere PR operation.

The final paragraph on page 5 deals with ESIAs. Note that these are done in advance of a project and more closely resemble environmental impact statements than they do methods of accountability to the community. Indeed, although the Company's letter states that these reports are "made available to these stakeholders *as applicable* on a *project by project* basis" (emphasis supplied) no such statement is made in the Company Report itself (see p. 55). Two things follow from this. First, one is forced to conclude that these ESIAs are for internal consumption by Exxon and not for community enlightenment . Thus, one must conclude that, in fact, Exxon has NOT integrated community environmental accountability" into its code of conduct and operating practices. The second thing that follows is that since there is no reference to community disclosure in the Company Report (but only in the Company's letter), that report cannot moot the Proponents' request, as contended by Exxon.

The final three paragraphs of this section (page six) do not appear to address the substance of the second aspect of the Proponents' proposal, namely how community environmental accountability is built into the Company's Code of Conduct and business practices.

"Improving community health in disadvantaged communities"

We note that the Company's description of the third aspect of the Proponents' shareholder proposal DOES NOT DESCRIBE THE PROPONEMTS' PROPOSAL. The Proponents' shareholder proposal asks what effect Exxon's operations have on the health of poor people living in communities where Exxon operates. Consequently, since the Company's letter addresses a topic not included in the Proponents' shareholder proposal rather than the topic actually addressed by the Proponents' proposal, it is not surprising that nothing said in this part of the letter establishes that any portion of the proposal is moot. For example, the long list of examples on page 8, while admirable, has nothing to do with the proposal actually submitted by the Proponents.

In summary, the Proponents' shareholder proposal makes requests for three specific types of information. Nothing in the Company's Report moots even one of the three aspects of the requested report.

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by reason of Rule 14a-8(i)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: James E. Parsons, Esq.
Proponents
Sister Pat Wolf

FAX TRANSMISSION

To: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: March 5, 2006

Re: Shareholder proposal submitted to Exxon Mobil Corporation

Number of pages, including this page = 6

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 13, 2006

The proposal requests the board to prepare a report to shareholders on how the company ensures that it is accountable for its environmental impacts in all of the communities where it operates.

We are unable to concur in your view that Exxon Mobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Exxon Mobil may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser